Filed pursuant to Rule 253(g)(2)

File No. 024-11831

OFFERING CIRCULAR DATED MARCH 31, 2022

To The Stars Inc.

To The Stars

San Diego California

Bringing you the future since 2015.

315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024

760.266.5313

Up to 6,000,000 shares of Class A Common Stock

SEE “SECURITIES BEING OFFERED” AT PAGE 36

	Price to Public	Underwriting discount and commissions (1)	Proceeds to Issuer (2)
Per share	$5.00	$0.05	$4.95
Total Maximum	$30,000,000	$300,000	$29,700,000

(1) The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 1% commission, a one-time advance payment for out of pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the Company to Dalmore. See “Plan of Distribution” for details.

(2) Not including marketing, legal and professional fees, and other expenses of this Offering. See “Use of Proceeds” for a description of these expenses.

This Offering (the “Offering”) will terminate at the earlier of (1) the date at which the maximum offering amount has been sold or (2) the date at which the Offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the Company will file a post-qualification amendment to include the Company’s recent financial statements.

The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. The offering is being conducted on a best-efforts basis.

Provided that an investor purchases shares in the amount of the minimum investment, $750 (150 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this offering.

No Escrow Agent has been retained as part of this Offering.

After each closing, funds tendered by investors will be held in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, Dalmore Group, LLC, and will remain in that account until cleared. For details, see “Process of Subscribing.” As there is no minimum offering, upon the clearance of any subscription to this Offering Circular and receipt of funds, the Company may immediately deposit those funds into the bank account of the Company and may use the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions and receipt of funds for the Securities by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 9  for a discussion of certain risks that you should consider in connection with an investment in our Class A Common Stock.

Sales of these securities will commence on March 31, 2022.

For more information concerning the procedures of the offering, please refer to “Plan of Distribution” beginning on page 40,  including the sections “— Investment Limitations” and “— Procedures for Subscribing.”

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary — Implications of Being an Emerging Growth Company.”

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

Unless the context requires otherwise, references in this Offering Circular to the “Company,” “we,” “us” and “our” refer to To The Stars Inc. and its subsidiaries on a consolidated basis. The term “TTSM” refers to our wholly owned subsidiary, To The Stars Media Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

2

OFFERING CIRCULAR SUMMARY

The Company

The Company, together with its subsidiary, is a globally diversified media and entertainment company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

Overview

The Company operates primarily through its wholly owned subsidiary, To The Stars Media Inc. (“TTSM”), an award-winning content producer, independent publisher and consumer branded-product creator with strong worldwide, direct-to-consumer distribution. TTSM licenses and develops original intellectual property that spans film, television, books , music and merchandise. With the Company’s unique access to both credible and incredible information collected by our team of experts on our scientific advisory board, TTSM offers informed storytelling where the line between science and science fiction is often blurred. Our goal is to create stories with authenticity and legitimacy that matter historically and culturally.

Recent examples of our Company’s ability to develop successful media properties that entertain, educate and create awareness include:

●	The ‘Sekret Machines’ franchise explores the real and well-documented events behind Unidentified Aerial Phenomena (“UAP”) which utilizes our network and experience to gain access to unique and often exclusive information. With input from top government officials, academia and scientists, ‘Sekret Machines’ is an example of how existing research can generate expansive media content, such as: a science fiction thriller novel, an academically researched non-fiction series, and a TV series combining both currently in development. This franchise was a catalyst to the world-wide release of the very first military footage of unidentified aerial phenomena that was confirmed by the New York Times, the US Navy and the Pentagon with subsequent high-level briefings conducted by TTS team members, as documented in HISTORY’s Unidentified. Subsequently to our efforts there has been a world-wide cultural shift in attitudes towards UAPs (more commonly known as UFOs) and the official creation of the US Government UAP Task Force to look into the phenomena.
●	The participation of our team as key cast members in the six-part, docuseries on A+E’s History Channel, ‘UNIDENTIFIED: Inside America’s UFO Investigation’ (“UNIDENTIFIED”) that documents our research into the existence of unidentified aerial phenomena. With over a million views per episode through its second season, this series brought mass-media attention to the Company’s mission to promote the awareness and educate the public about the real scientific facts related to unidentified aerial phenomenon.
●	The ‘Monsters of CA’ feature film that is currently in post-production with industry veterans Cartel Entertainment (“Cartel”). This full-length feature is a modern coming-of-age sci-fi adventure that touches on real events and unsolved mysteries. Our entertainment division recently signed a co-production deal with Cartel, to co-finance and co-produce our film and TV Projects. Cartel has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more.
●	‘Poet Anderson’ is an award-winning franchise that comes to life across multiple media formats including animation, live action, comics, a graphic novel, prose novels and toys. A Sci-Fi adventure about lucid dreaming, ‘Poet Anderson’ received IPBA’s 2016 Benjamin Franklin Award for Best Teen Fiction and “Best Animation” at the 2014 Toronto International Shorts Festival. The inspiration behind the dystopian saga for young adults came from a Stanford University study on how dreams can prepare you for real life events. If we are successful in our raise, future plans include expanding the ‘Poet Anderson’ franchise into a full-length animated feature and adding to its existing catalogue of novels, comic books and a graphic novel to enrich Poet’s Dream World universe.

Our Scientific Advisory Board

Our Company’s scientific advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

3

What it Means to be a Public Benefit Corporation

We are a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law (the “DGCL”) that is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits and is to be managed in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct and the public benefit or benefits identified in its certificate of incorporation. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Company will be managed and operated in accordance with the amended DGCL. The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The specific public benefit purpose of the Company is to produce a positive effect (or a reduction of negative effects) for society and persons by engaging in scientific and engineering research and development, producing literary, music, film and media content and engaging in entertainment-related activities intended to promote knowledge, stimulate discussion, raise awareness, and generate funds to support research, strategic partnerships, ventures, technology, education, charitable and other activities, as the Board of Directors may from time to time determine to be appropriate and within the Company’s overall purpose and mission. (See “Directors, Executive Officers and Significant Employees”)

The Company’s philosophy strongly favors direct consumer relationships – incorporating as a public benefit corporation, taking our ideas to you through equity crowdfunding offerings, and selling products directly to consumers. We consider people and the planet in addition to profits in all our decision-making and work towards always having exciting educational experiences that will ignite a sense of wonder and curiosity in the exciting scientific discoveries and mysteries of our universe.

4

The Offering

Issuer in this Offering	To The Stars Inc.

Securities offered	Class A Common Stock

Class A Common Stock outstanding before this Offering (1)	13,811,907 shares

Class A Common Stock to be outstanding after this Offering (assuming fully subscribed)	19,811,907 shares

Price per share	$5.00

Minimum Investment	The minimum investment is 150 shares or $750

Maximum Offering amount	6,000,000 shares at $5.00 per share, or $30,000,000. There is no minimum number of shares that must be sold by in the offering.

No Public Market

Prior to this offering, there has not been a public market for our Class A Common Stock, and there can be no assurance that our Class A Common Stock will be ever quoted on any national securities exchange or that a meaningful, consistent and liquid trading market will develop. As a result, our stockholders may not be able to sell or liquidate their holdings in a timely manner or at the then-prevailing trading price of our Class A Common Stock. The initial public offering price for the Shares was determined by our Board of Directors and may not be indicative of prices that will prevail in the trading market, and the value of our Class A Common Stock may decrease from the initial public offering price.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $25,500,000, assuming the maximum amount of shares are sold.

We intend to use the net proceeds that we receive from this offering as follows:

●	To proceed with our entertainment initiatives including developing current and new intellectual property.
●	For operations including employee salaries, marketing and inventory.
●	To support our public benefit purpose

For more details see our “Use of Proceeds” section.

Risk factors	Investing in shares of our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this Offering Circular for a discussion of factors you should carefully consider before investing in shares of our Class A Common Stock.

(1)	As of March 1, 2022 and does not include any options, warrants or other securities convertible into Class A Common Stock, and does not include 255,654 shares of Class A Common Stock pursuant to our Exchange Listing Agreement. See “Management’s Discussion and Analysis – Trends.”

5

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

6

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

7

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	The Company and its subsidiaries have a limited operating history.
●	As a public benefit corporation, our decision-making includes more than profitability.
●	COVID-19, natural disasters and other events beyond our control could materially adversely affect the Company’s operations and results.
●	The offering price has been arbitrarily set by the Company and the valuation is high.
●	Our costs may grow more quickly than our revenues, harming our business and profitability.
●	With a retail e-commerce store, we are reliant on the Internet as well as third parties to provide the back end, so we may be vulnerable to hackers.
●	We would be damaged by the death, incapacity, departure, or damage to the reputation of our principal shareholder and key executive Tom DeLonge.
●	We may not be able to maintain and grow our user base and user engagement.
●	Competitors may be able to call on more resources than the Company.
●	Our media business has a concentration risk from a third-party provider.
●	If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.
●	If the Company’s licensing agreement with Tom DeLonge were to be terminated, the Company’s business and profitability may be negatively affected.
●	The failure of the Company to attract and retain highly qualified personnel in the future could harm our business.
●	It will take a while for profits to come in.
●	You may not like our projects.
●	There is no current market for any of the Company’s shares of stock.
●	Your ownership interest in the Company will be diluted.
●	We may have a large shareholder base.
●	The Company may need more money.
●	We expect to raise additional capital through equity offerings, which may include providing substantial discounts to large investors, and to provide employees with equity incentives.
●	Equity crowdfunding is new.
●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
●	We are not required to raise any minimum amount in this offering before accepting investor funds.
●	The holders of the majority of the outstanding shares of our capital stock may require other stockholders to participate in certain future events, including our sale or the sale of significant amount of our assets.
●	Provisions in our Amended and Restated Certificate of Incorporation permit certain directors and shareholders leeway with respect to competition and corporate opportunities.
●	The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.
●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the subscription agreement.

8

RISK FACTORS

The Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

There are several risks and uncertainties in our business plan, including but not limited to the following:

Risks Relating to the Company and its Business

The Company and its subsidiary have a limited operating history. The Company was incorporated in February 2017, and our subsidiary, To The Stars Media Inc. (“TTSM”), has been an operating business for several years. In February 2021, we shifted our focus to TTSM’s entertainment and merchandising businesses while providing support to scientific research through our public benefit company initiatives. There is limited historical information upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Moreover, our business model is new and evolving and is based on our mission. It is unclear at this point which of any of our current and intended plans may come into fruition and if they do which ones will be a success. Many of our current and intended plans are new and have no track records. Part of our current plan is to develop and innovate, and we will continue to modify our business model based on our mission, our experience, and opportunities. We cannot offer any assurance that these or any other changes will be successful or that they will not result in harm to the business.

As a public benefit corporation, our decision-making includes more than profitability. A public benefit corporation acts to further not only its business interests, but also its public purpose. Our public purpose, as stated in our Amended and Restated Certificate of Incorporation, is to produce a positive effect for society by engaging in scientific and engineering research and development, producing literary, music, film and media content, and engaging in entertainment-related activities intended to promote knowledge, stimulate discussion, raise awareness, and generate funds to support research, strategic partnerships, ventures, technology, education, charitable and other activities. Since we have a duty to balance these interests, rather than maximizing profitability, your investment in us may not be as profitable as it would be with respect to a traditional company. Our directors may make decisions aimed at benefitting stakeholders other than the Company’s shareholders and may have greater leeway in the issues they take into account in making decisions than the directors of a traditional company. The Company may prove to be a less attractive takeover target than a traditional company would, and therefore your ability to realize your investment through an acquisition may be limited. See “Securities Being Offered” for more information.

COVID-19, natural disasters and other events beyond our control could materially adversely affect the Company’s operations and results. To date, our business has not experienced a significant negative impact due to COVID-19 disruptions, even with the Company operations going solely online instead of brick and mortar, but the extent to which COVID-19 may impact the Company’s business activities in the future will depend on future developments, such as the development and spread of variants, the duration of new outbreaks, the availability and prevalence of vaccinations in certain geographic areas, travel restrictions, business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. All these events could make it difficult or impossible for us to deliver our products to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized.

Our projects involving television and film were able to continue production with virtual interview sessions, remote editing, virtual production tools, virtual promotional activities and limited on-set visits to key cast members. It is unclear, if the disruptions continue or occur sporadically in the future, whether that will impact other projects. We were able to continue our Cooperative Research and Development Agreement with the U.S. Army through the exchange of proprietary information, metamaterials, facility setup and remote communications. Laboratory testing that we planned to conduct pursuant to our ADAM Research Project paused during the pandemic but has resumed in 2022.

In 2021, our overall sales growth trends were positive. In fact, for the six months to June 30, we saw an increase in our online sales of 49% which increased our overall revenues by 34% compared to the same period in 2020. However, the extent to which COVID-19 will impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new variants, the effectiveness and availability of vaccines, and the actions taken to contain it or treat its impact. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to determine and predict.

9

Our auditor has issued a “going concern” opinion. Our auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. The Company has incurred losses from operations and has an accumulated deficit at December 31, 2020 and June 30, 2021 of $55,903,566 and $56,187,284, respectively. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

The offering price has been arbitrarily set by the Company and the valuation is high. Valuations for companies at this stage are generally purely speculative, and even more so in our case. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation. See “Dilution” for more information.

Our costs may grow more quickly than our revenues, harming our business and profitability. The Company may invest in projects that end up losing money. Our expenses may be greater than we anticipate and our efforts to make the business more efficient may not be successful. In addition, the Company may increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control.

With a retail e-commerce store, we are reliant on the Internet as well as third parties to provide the back end, so we may be vulnerable to hackers. We depend on the Internet and third-party providers to manage the e-commerce website for our subsidiary, TTSM. The Company is subject to the risks of any e-commerce store with regards to service interruptions, security breaches, and hackers.

We would be damaged by the death, incapacity, departure, or damage to the reputation of our principal shareholder and key executive Tom DeLonge. We currently depend on the continued services of Tom DeLonge. Mr. DeLonge further provides marketing and promotional opportunities in his professional capacity as a musician and celebrity. The loss or departure of Mr. DeLonge could disrupt our operations and have an adverse effect on our business.

We may not be able to maintain and grow our user base and user engagement. The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, our products may fail to gain any traction with viewers.

Competitors may be able to call on more resources than the Company. Competition in the entertainment industry may depend on what projects we take on. Many of our competitors have more resources than us. Existing or new competitors may produce directly competing products and services. These competitors may be better capitalized than the Company, which might give them a significant advantage. Competitors may be able to use their greater resources to produce more lucrative projects, even to uneconomic levels that the Company cannot match.

Our media business has a concentration risk from a third-party provider. Our entertainment focused subsidiary, which is the only part of the Company currently producing revenues, has a concentration risk from a third-party provider which accumulates revenues and royalties due to TTSM primarily through digital sales of the Company’s music products and then remits the monies collected to the Company. These revenues represent approximately 7% and 11% of total revenues for the six months ended June 30, 2021 and 2020. At June 30, 2021 and December 31, 2020, accounts receivable from this third party represented approximately 51% and 43% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. We rely on intellectual property for our entertainment focused subsidiary. We rely and expect to continue to rely on trademark, copyright, patent, trade secret and Internet protection laws and regulations to protect our proprietary rights. We have filed various applications for trademarks in the United States and internationally, however, there is no guarantee we can maintain, or successfully defend such intellectual property. Third parties may knowingly or unknowingly infringe our proprietary rights, or may challenge proprietary rights held by the Company, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished.

10

If the Company’s licensing agreement with Tom DeLonge were to be terminated, the Company’s business and profitability may be negatively affected. On June 1, 2021, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”) (f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandising Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. We have a relationship with labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020, which is filed as Exhibit 6.14 to the Offering Statement of which this Offering Circular forms a part. The term of the Merchandise Agreement is one year and shall automatically extend until such time as either party provides thirty day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. If the Merchandising Agreement is terminated, the Company’s business and profitability may be harmed. For more information about the Merchandising Agreement and the recent Amendment to the Merchandising Agreement, see “Interest of Management and Others in Certain Transactions” and Exhibits 6.17 and 6.28 to the Offering Statement of which this Offering Circular forms a part.

The failure of the Company to attract and retain highly qualified personnel in the future could harm our business. As we continue to grow, we cannot guarantee that we will be able to attract the personnel we need to maintain our competitive position. If we do not succeed in attracting, hiring and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

It will take a while for profits to come in. Even in the best-case scenario, the process of making money from research and development-intensive business in the entertainment industry is slow. In the entertainment business, and film industry in particular, the time a project starts until it is complete, released, and begins to see revenue can be substantial.

You may not like our projects. We are in the process of evaluating which of our planned projects will most likely lead to a viable commercial product. Final decisions on projects are made by our management team. We may choose projects you do not like, do not believe in, or even ones you object to.

Risks Relating to the Securities

There is no current market for any of the Company’s shares of stock. There is no formal marketplace for the resale of the Class A Common Stock. Even though the Company is exploring options to be listed on the Nasdaq and NYSE, a listing may never occur. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral for some time.

Your ownership interest in the Company will be diluted. We have entered into an Advisory Agreement (see “Management’s Discussion and Analysis – Trends” for definition and details) that includes as part of its compensation the sale of the Company’s Class A Common Stock in an amount equivalent to 255,654 shares, or 2% of the outstanding shares, for par value price of $0.001 per share, for a total purchase price of $256.00. The Advisory Agreement includes an anti-dilution provision in the form of a gross up feature such that effectively for every 100 shares sold in this Offering, the consultant will receive 2 shares for no additional consideration. Further, this gross-up feature applies to the exercise of stock options and shares sold in any offering. Additionally, the agreement entails a right of participation such that the Company is required to offer the consultant the option to purchase 25% of the total amount of the Company’s Class A Common Stock on the same terms and conditions being offered in a public offering financing, which excludes private and exempt offerings. In the event the Company’s securities are not listed on Nasdaq or the NYSE by January 19, 2024, all Class A Common Stock will be returned to the Company.

The consultant also has warrants to purchase 250,000 shares of the Company’s Class A Common Stock at an exercise price of $2.00 per share for a period of five years.

The Advisory Agreement will terminate upon the Company’s securities being listed for trading on Nasdaq or NYSE, or unless the parties otherwise extend or terminate the agreement. See, “Management’s Discussion & Analysis – Trends.”

11

We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives. Therefore, your interest in the Company is likely to continue to be diluted. We may offer additional shares of our stock and/or other classes of equity or debt, including in a concurrent private offering, which would dilute the ownership percentage of investors in this offering. Further, we may offer substantial discounts on the price paid for our equity to investors investing significant amounts of money. This discount may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering may be diluted by investments made by investors entitled to the discount, who may pay less for the same stake in the Company. Moreover, additional securities in a concurrent private offering or in future offerings may be offered at a lower valuation, which would dilute the interest of investors in this offering. See “Dilution” for more information, especially the impact of a “down round.”

The Company also has outstanding stock options that have been issued under our Second Amended Equity Incentive Plan, which will convert a prices below the price in this Offering. See “Compensation of Executive Officers and Directors” for more details. Our CEO also has purchased a $250,000 a convertible note that converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Interest of Management and Others in Certain Transactions” for more information.

We may have a large shareholder base which will likely grow even larger over time. Our goal is to grow our shareholder base through offerings pursuant to Regulation A and multiple additional rounds of fundraising. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management’s attention and even cause the Company to fail.

The Company may need more money. The Company might not raise enough money in this offering to meet its operating needs and fulfill its plans. If that happens, it may cease operating and you will get nothing. Even if the Company sells all of the Class A Common Stock in this offering, it will probably need to raise more funds in the future, and if it cannot get them, the Company may have to cut overhead costs, evaluate each Division and project for potential closure, and seek private financing for special projects. Aside from the short-term merchant loans described in “Other Debt Instruments”, the Company does not currently have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations. Without future funding, it is unlikely the Company would be able to continue any research-intensive endeavors and it may fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

Equity crowdfunding is new. Our existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act, which have been in effect for a relatively short period of time. Secondary markets don’t exist yet and may not exist for some time (or ever), which hampers the investors’ ability to sell their shares. The laws are complex, and interpretation by governing bodies doesn’t exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact our ability to raise money as well as your ability to trade your shares.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the Dalmore Group, LLC’s processing fees. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We are not required to raise any minimum amount in this offering before accepting investor funds. We have not established a minimum amount of capital that must be raised in this offering. You should be aware that there is no assurance that any monies beside your own will be invested in our company in this offering. All of your investment amount will be immediately available to us.

12

Provisions in our Amended and Restated Certificate of Incorporation permit certain directors and shareholders leeway with respect to competition and corporate opportunities. Members of the Board of Directors who are not employees (each an “Identified Person”) of the Company may engage in the same or similar activities or related lines of business as those of the Company. Any Identified Person will not be in breach of any applicable duty to the Company or its stockholders for failing to communicate or offer corporate opportunity or other business opportunity to the Company or any of its affiliates. A corporate opportunity will not be deemed to be a potential corporate opportunity for the Company if the Company is not financially capable or contractually permitted or legally able to undertake it, or such opportunity is, from its nature, not in the line of the Company’s business or is of no practical advantage to the Company, or such opportunity is one in which the Company has no reasonable expectancy interest or property right, or such opportunity is determined by the Board of Directors not to be of interest or desirable to the Company. The Company does not renounce its expectancy interest or property right in any corporate opportunity offered to any non-employee Director if that opportunity is not independently developed or sourced or is first expressly offered to that non-employee Director solely in his or her capacity as a Director or officer of the Company, then the provisions regarding corporate opportunities and business opportunities will not apply. These provisions may differ from the limitations that are imposed on competition and corporate opportunities by other companies.

The holders of the majority of the outstanding shares of our capital stock may require other stockholders to participate in certain future events, including our sale or the sale of significant amount of our assets. Our stockholders will be subject to a drag-along provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company’s assets; or the dissolution or liquidation of the company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company’s capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions), see “Securities Being Offered – All Classes of Stock – Drag-Along Rights” below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Moreover, there is uncertainty as to enforceability of drag-along provisions under Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. If this provision is challenged, a sale of the Company might not be effected, and all the stockholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our Amended and Restated Certificate of Incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes. Our Amended and Restated Certificate of Incorporation includes exclusive forum provisions for certain lawsuits, see “Securities Being Offered – Forum Selection Provisions.” Further, Section 11 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see “Securities Being Offered – Forum Selection Provisions.” The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the subscription agreement. Investors in this offering will be bound by the subscription agreement, Section 11 of which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Furthermore, by agreeing to the provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

13

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Our historical net tangible book value as of March 1, 2022, was $383,922 or $0.0278 per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after deducting estimated offering expenses of $4,500,000):

Percentage of shares offered that are sold	100%	75%	50%	25%
Price to the public charged for each share in this offering	$5.00	$5.00	$5.00	$5.00
Historical net tangible book value per share as of March 1, 2022 (1)	0.0278	0.0278	0.0278	0.0278
Increase in net tangible book value per share attributable to new investors in this offering (1) (3)	(1.506)	(1.222)	(0.887)	(0.487)
Net tangible book value per share, after this offering	1.534	1.250	0.915	0.515
Dilution per share to new investors	3.466	3.750	4.085	4.485
As Fully Diluted:
Historical net tangible book value per share as of March 1, 2022 (2) Fully Diluted	0.0237	0.0237	0.0237	0.0237
Increase in net tangible book value per share attributable to new investors in this offering (2) (3)	(1.343)	(1.080)	(0.776)	(0.421)
Net tangible book value per share, after this offering (2)	1.367	1.104	0.800	0.445
Dilution per share to new investors (2)	3.633	3.896	4.200	4.555

(1)	Based on net tangible book value as March 1, 2021, of $383,922 and 13,811,907 outstanding shares of Class A Common Stock.

(2)	Includes options to purchase 2,418,578 shares of Class A Common Stock granted under the Company’s TTS Amended and Restated 2017 Stock Incentive Plan for a fully diluted total of 16,230,485 shares of Class A Common Stock. Warrants to be issued to the Selling Agent at each closing under our second Regulation A offering have been excluded.

(3)	Calculations made without deducting offering expenses.

(4)	Calculations do not include 255,654 shares of Class A Common Stock nor the warrant to purchase 250,000 shares of the Company’s Class A Common Stock issued pursuant to a consulting agreement dated January 19, 2022. See, “Risk Factors – Your ownership in the Company will be diluted,” “Risk Factors – There is no current market for any of the Company’s shares of stock,” and “Management’s Discussion & Analysis – Trends.” The calculations also do not include shares of Class A Common Stock issuable upon conversion of a $250,000 convertible note purchased by the Company’s CEO. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See also “Interest of Management and Other in Certain Transactions.”

14

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company, including the impact of a “down round” (which is likely to be the case in the event that the company succeeds in selling any Class A Common Stock in a concurrent private offering). Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

15

USE OF PROCEEDS TO ISSUER

The Company estimates that if it sells the maximum amount of $30 million from the sale of Class A Common Stock, the net proceeds to the Company in this offering will be approximately $25.5 million after deducting the estimated offering expenses of approximately $4.5 million (including payments for marketing, legal and professional fees, and other expenses).

$30 Million Raise – 100%

The net proceeds to the issuer, after total offering expenses, will be approximately $25.5 million. The Company plans to use these proceeds as follows:

●	Approximately $18.5 million towards expanding our entertainment initiatives, including IP creation, sourcing, development, production, protection, sales, partnerships and other strategic opportunities.
●	Approximately $6 million for operating expenses, including marketing, payroll, insurance, inventory, warehousing, and shipping expenses.
●	Approximately $1 million for initiatives related to the Company’s public benefit purpose, including the support of scientific research and education that advances the understanding of human knowledge to have a positive impact on humanity.

$15 Million Raise – 50%

The net proceeds to the issuer, after total offering expenses will be approximately $12.6 million. The Company plans to use these proceeds as follows:

●	Approximately $8.4 million towards expanding our entertainment initiatives, including IP creation, sourcing, development, production, protection, sales, partnerships and other strategic opportunities.
●	Approximately $3.7 million for operating expenses, including marketing, payroll, insurance, inventory, warehousing and shipping expenses.
●	Approximately $500,000 for initiatives related to the Company’s public benefit purpose, including the support of scientific research and education that advances the understanding of human knowledge to have a positive impact on humanity.

$5 Million Raise – 17%

The net proceeds to the issuer, after total offering expenses will be approximately $4 million. The Company plans to use these proceeds as follows:

●	Approximately $2 million towards expanding our entertainment initiatives, including IP creation, sourcing, development, production, protection, sales, partnerships and other strategic opportunities.
●	Approximately $1.8 million for operating expenses, including marketing, payroll, insurance, inventory, warehousing and shipping expenses.
●	Approximately $200,000 for initiatives related to the Company’s public benefit purpose, including the support of scientific research and education that advances the understanding of human knowledge to have a positive impact on humanity.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

16

THE COMPANY’S BUSINESS

Overview

The Company, together with its subsidiary, is a globally diversified media and entertainment company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

The Company operates primarily through its wholly owned subsidiary, To The Stars Media Inc. (“TTSM”), an award-winning content producer, independent publisher and consumer branded-product creator with strong worldwide, direct-to-consumer distribution. TTSM licenses and develops original intellectual property that spans film, television, books , music and merchandise.

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

On June 1, 2021, the Company entered into a merchandising agreement with My Products, LLC (“My Products”) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2022. See “Interest of Management and Other in Certain Transactions” for details.

On June 14, 2021, the Company appointed Stan Spry, the founder and CEO of Cartel, as a Director of the Company. See “Directors, Executive Officers and Significant Employees.”

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the power and community of entertainment media with the knowledge and curiosities of our dedicated scientific advisory board. With the Company’s access to both credible and incredible information, we offer informed storytelling where the line between science and science fiction is often blurred.

Principal Products and Services

Film & Television/Streaming Series

The Company produces and licenses original stories across a variety of genres from science fiction to comedy and formats, including scripted or animated. There are currently over 15 projects in full-length feature films and television or streaming series at various stages of development. TTSM’s percentage of ownership and participation will vary depending on if the project is self-funded, co-funded by our production partner Cartel Entertainment or includes a third-party financier. Program development is directed by TTSM and carried out in collaboration with writers, producers and creative teams. For any piece of content there are numerous strategic distribution paths and revenue streams to exploit. The main sources include producer fees and revenue participation once profit is attained after monetizing through domestic box office, streaming (subscription video on demand, advertising-based video on demand, transactional video on demand), international distribution, resell and reuse fees, merchandising, sequels/prequels/remakes/spinoffs and library. The main expenses in film and television include production budget, interest, distribution fees, overhead, marketing, publicity and advertising.

17

In 2019 and 2020, the Company allowed its personnel to be key cast members in a two-season docuseries on A+E’s HISTORY titled ‘UNIDENTIFIED: Inside America’s UFO Investigation.’ The series included licensed footage from the Company’s film archive and met a prime objective of the Company’s public benefit purpose to bring education and awareness about scientific phenomena to the public. The series is based on the December 2017 New York Times front-page expose that was derived from the Company’s scientific board’s successful efforts to uncover the Pentagon’s mysterious UFO program, the Advanced Aerospace Threat Identification Program (“AATIP”) and official military evidence that unidentified aerial phenomena exist. The series featured an interview with former military intelligence official and former company employee, Luis Elizondo, who ran the program and former chairman of the scientific advisory board and Deputy Assistant Secretary of Defense for Intelligence, Chris Mellon. The controversial story was the focus of worldwide attention. Averaging over one million viewers per episode in the United States and with a Rotten Tomatoes score of 91% according to ShowbuzzDaily Top 150 Cable Originals and Network Finals ratings for its first season, the series was subsequently syndicated around the world and renewed for a second season.

Despite the countrywide shutdown during 2020, our personnel continued filming Season 2 of the docuseries on A+E’s History Channel, ‘UNIDENTIFIED: Inside America’s UFO Investigation’ under new health and safety protocols, including a reduced on-set crew and virtual interviews. The season debuted in July 2020 in the United States as planned. Although the series has not been renewed for a third season, the Company gained significant notoriety and traction in the industry and made significant strides in building relationships with top-tier talent that are eager to work on developing additional TTS intellectual property

Our media projects involving television and film were also able to continue production with virtual interview sessions, remote editing, virtual production tools, virtual promotional activities and limited on-set visits by key cast members during COVID-19.

In October 2020, the script for the feature film ‘Monsters of California’ found a home with Cartel Entertainment in association with TTSM. The feature film is co-financed by Cartel and Tom DeLonge. Once certain financial targets have been reached, TTSM receives a script fee and shares in backend participation of profits. The Company also aims to be the primary merchandiser once a distribution deal is reached. The film is currently in post-production and is looking at a 2022 theatrical and digital worldwide release.

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Entertainment to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently over 15 projects at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

Books

TTSM is an independent publisher with a retail distribution deal with Simon & Schuster. We sell our books directly and worldwide through our TTSM online store and digital ebook service providers Apple and Amazon. All other retail channels go through Simon & Schuster. Since 2015, TTS has published a variety of titles now owned under the TTSM brand. This includes the Sekret Machines fiction trilogy, Sekret Machines non-fiction trilogy, Poet Anderson trilogy, Poet Anderson comic books, Poet Anderson graphic novel, Strange Times: The Ghost and the Girl, the children’s picture books The Lonely Astronaut on Christmas Eve, Who Here Knows Who Took My Clothes, Strange Times: The Curse of Superstition Mountain. TTSM also published and has the option to turn into a movie or series Bob Lazar: Dreamland and the two books in the Cathedrals of Glass series. Many of these books serve as the foundation for development in movie and tv/streaming scripts. The third book in the Sekret Machines fiction series, the Sekret Machines non-fiction series and Poet Anderson Series are all currently at various stages of development while the Company assesses timing of release to cross-promote with potential film and tv/streaming releases.

Consumer-Branded Products and Retail

The Company sells its owned brands TTSM, Sekret Machines, Poet Anderson, The Lonely Astronaut on Christmas Eve-branded products directly to its consumers through its ToTheStars Media internet site. It also has the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell Angels & Airwaves and Tom DeLonge-branded merchandise. TTSM also has a licensing agreement to produce and distribute Box Car Racer vinyl.

From March 15, 2020 to June 4, 2020, we temporarily shut down our brick-n-mortar retail store located at our offices in Encinitas, California. All employees worked virtually and focused on online operations while we were not considered an essential business that could remain open throughout the pandemic period. After re-opening the store with limited hours while office employees stayed home, we assessed operations as our online business continued to grow. We strategically decided for efficiency and cost-savings, we no longer needed a physical location. On April 1, 2021, the Company mutually terminated its lease to its Encinitas office and retail location with the landlord. The Company then moved its warehouse to a more economical and state-of-the-art location, in Carlsbad, California that required no long-term lease. The space includes room for growth and we have already been able to take advantage of other opportunities the space affords, including sponsored live performances with Angels & Airwaves and live-streamed events with Virgin Galactic for make-a-wish.

18

In September 2021, TTSM partnered with BMG’s Rise Records and Angels & Airwaves to be the primary online retail distribution center for their new album ‘Lifeforms,’ including physical CD’s and vinyl records. The album subsequently reached #1 on the Billboard vinyl sales charts the week of release.

Significant consumer brand-related products released so far in 2021:

●	Angels & Airwaves ‘Lifeforms’ album and related merchandise

●	Reissued Box Car Racer self-titled vinyl

●	Axe Heaven x Tom DeLonge signature Box Car Racer Epiphone replica miniature

●	Sekret Machines Volume 1: Gods paperback edition

●	Boomer Talking Plush Toy

●	The Evolution Skateboard Series

●	To The Stars Record Players

Significant consumer brand-related products released in 2020:

●	Axe Heaven x Tom DeLonge signature guitar miniature replicas. One of our highest performing product releases, we released two collectable, limited edition models in 2020 including the Fender Stratocaster and Gibson ES-333.

●	Angels & Airwaves ‘Rebel Girl’ and ‘Kiss and Tell’ were released on limited edition 7 inches and flexi disk.

●	New reissue of Angels & Airwaves’ 2014 The Dream Walker LP in limited edition White/Opaque Blue vinyl.

●	New reissue of Angels & Airwaves’ 2006 We Don’t Need to Whisper Acoustic EP in limited edition Cloudy Clear/Orange/Blue vinyl.

●	An assortment of Boomer-themed products based off Blink-182’s famous Boomer character in the First Date music video.

Significant consumer brand-related products in 2019:

●	‘Cathedrals of Glass’ Fiction Series, Book 2: Valkrys Wakes. Book 2 in the ‘Cathedrals of Glass’ fiction series published by TTSM under license was released in October 2019 as an advanced limited edition. In this book, teenagers fight for survival on an icy planet in this dystopian science fiction thriller from the New York Times bestselling author of Steeplejack A. J. Hartley.

●	‘Sekret Machines’ Non-Fiction Series, Book 2: Man: Sekret Machines Gods, Man, and War Volume 2. Book 2 in the ‘Sekret Machines’ non-fiction book series was released in October 2019. This book is the stunning continuation of an intensive study of UFO phenomena in which hard science, technology, and the human mind are explored as they relate to our world.

●

New music and U.S. tour by Angels & Airwaves. The activity surrounding the release of two new songs and a U.S. tour by the band brought high brand visibility and increased product sales in the retail store.

For details regarding our planned projects for the next 12 months, see “Plan of Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on page 27  of this Offering Circular

Our Scientific Advisory Board

Our Company’s advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

19

In December 2017, the Company made history by leveraging our team’s access to become the very first company to obtain official U.S. Government footage of unidentified aerial phenomenon that had gone through the declassification process and approved for public release. The footage was released with the launch of The VAULT (formerly the Community of Interest) where we gave access to information analyzed by our team of experts that educated viewers about the advanced technology depicted in the footage. We believe that this analysis by best-in-class experts helped to drastically change the conversation about UAPs from a fringe topic to a credible and serious subject matter attracting headlines from mainstream media outlets around the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. The US Navy and Pentagon further confirmed publicly the videos were real and depicted UAPs. This coverage brought high brand visibility, cemented the credibility of the Company as an educational institution and established us as an unrivaled leader in the field of unidentified aerial phenomena research. The information we shared on our site and within the annotated videos have been viewed over 28 million times on YouTube. Our team of experts were invited to give briefings to the U.S. Government and its highest levels of policy makers on Capitol Hill, as documented on our HISTORY docuseries ‘UNIDENTIFIED: Inside America’s UFO Investigation,’ and by the end of 2020 the Senate Select Committee on Intelligence had approved and enacted legislation to establish an official UAP Task Force that would report their findings to the public.

In 2020, after COVID-19 was declared a national emergency, we saw a significant standstill in the science and technology initiatives that were part of our now retired science and technology division. This includes Space-Time Metric Engineering, Beamed Energy Propulsion Launch Systems, SCOUT, VAULT and A.D.A.M., due to the U.S. Government shifting focus and priorities as well as laboratories being closed down.

In an effort to adapt to a new global landscape that presents new challenges and opportunities, in February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

The A.D.A.M. Research Project:

In July 2018, the Company launched the A.D.A.M. Research Project, an academic study focused on exotic materials for technology innovation. A.D.A.M. is an acronym for the Acquisition and Data Analysis of Materials. Within one year this division acquired a collection of material samples reported to come from advanced vehicles of unknown origin from all over the world. In July 2019, we purchased multiple pieces of metamaterials and an archive of initial analysis and research for materials whose structure and composition were not from any known existing military or commercial application. The ownership of these assets would allow rigorous scientific evaluations to determine their function and possible technology applications. In 2020, the Company continued its work in this area as it relates our Collaborative R&D Agreement with the U.S. Army, although research was slowed due to laboratories and the government being closed because of the pandemic. In 2021, as we shift to an entertainment focus, we are assessing the future of this program in so far as it relates to our future work with the U.S. Army and our public benefit mission.

U.S. Army Collaborative Research and Development Agreement

Throughout 2019, we continued to have direct meetings with industry and U.S. Government contacts that resulted in the expansion of our research and development initiatives. Subsequently, we entered into a Collaborative Research and Development Agreement with the U.S. Army’s Combat Capabilities Development Command (“USACCDC”) to advance developments in material science, space-time metric engineering, quantum physics, beamed energy propulsion and active camouflage. In January 2020, the Company hosted several lead principals from the U.S. Army at our headquarters to kick-off our partnership and began the exchange of proprietary information, metamaterials, facility setup and remote communication. Currently, the USACCDC is conducting testing on the anomalous materials that we provided to them in order to determine the possible uses in a military or civilian environment.

Public Benefit Corporation

We operate in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct, and the public benefits identified in the Company’s certificate of incorporation. Highlights included: publishing mission-specific educational materials to the public through social media and mainstream media outreach, supporting the Center of Innovation at the Boys & Girls Club of Oceanside through helping to formulate their STREAM lab curriculum; working with MusicCorps by donating time to help establish its San Diego headquarters and bringing music and artwork together to raise funds for its music therapy program for veterans; in-store donations and fundraising for Freedom Station, monetary donations and volunteering to help Feeding America San Diego.

20

We have consistently expanded initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public. This includes educating policymakers in the U.S. Government, including our work to inform high-level decision making in the Department of Defense that may lead to the Navy issuing official guidelines for reporting UAPs. This is the first step for better reporting, better data and better research for the future of understanding the phenomenon. Our continued efforts to gain awareness and credibility for UAP research was validated by the official release in April 2020 from the Pentagon of three videos previously released by us that received over 28 million views. The Pentagon also officially confirmed the videos were factually considered Unidentified Aerial Phenomenon for the very first time. We then embarked on a press tour to engage the public and commend the Department of Defense and hope that they continue educating the public to better understand these phenomena. The Unidentified Aerial Phenomena Task Force was also subsequently approved in August 2021, by Deputy Secretary of Defense David Norquist as part of the Department of Defense 2021 Defense Authorization Act.

In 2020 we launched the TTSA Talks program to bring awareness and education to its mission by publishing conversations and interactive question and answer sessions with experts and other stakeholders. The program commenced in May 2020 with former Deputy Assistant Secretary of Defense for Intelligence and TTSA Advisor at the time, Chris Mellon, engaging in a live Q&A session on Twitter to answer people’s questions. In 2020, the TTSA Talks Podcast spent over four months at the top of the New Science Podcasts on Apple and as of April 2021 has a 4.8-star rating from over two hundred reviewers. The plan is to follow-up with a regular podcast series with continued in-depth interviews and discussions in late 2021. The podcasts can still be viewed on the Apple Podcasts website or app.

The Company also deployed its experts during the year to engage and mentor students at the Embry Riddle Aeronautical University (ERAU) via videoconferencing about their education and perspectives on aerospace careers. In addition, we sponsored a pre-college student discovery program that includes traditional in-school and after-school programs, clubs and one-on-one settings for all ages. The STEM + program provides science-based hands-on engineering level training to anyone that desires to learn more in about robotics and aerospace. We are excited to partner with Virgin Galactic in 2020 to grant the wish of a 6-year-old boy who wished to be an astronaut by producing a large-scale live event exclusively for him that included a live virtually guided tour of the Virgin Galactic Spaceport America in New Mexico, a virtual meet-n-greet with their resident astronauts and a virtual ride in their spaceship simulator.

Market

Globally, according to PricewaterhouseCoopers’s 2020-2024 Global Entertainment and Media Outlook perspectives report, entertainment and media revenues are expected to rise from $2 trillion in 2020 to $2.5 trillion in 2024 after a brief contraction of 5.6% in 2020 due to COVID-19.

COVID-19 accelerated digital disruptions as consumers took control of their media consumption in a market of increasingly expanding choices. Customers are creating their own media bundles for direct access to endless content and consuming more content and experiences at home and online. In prior years, entertainment and media spending was considered discretionary, but in the current digital environment many are seeing their subscriptions more as a utility and therefor it is not as impacted by macroeconomic forces and able to withstand contracting economies.

●	Video: Subscription video on demand (SVOD) is forecasted to surge and reach twice that of the box office in 2024. Global spending on TV content climbs throughout the forecast period with a significant increase in the SVOD market, which is projected to grow at a compound annual growth rate of 14.5% to US $75.1bn by 2024.

●	Books: In the US, revenue growth in print and audio is ahead of ebooks. Prior to COVID-19, physical bookstores, particularly independent shops, were experiencing growth in the UK and US, however many were forced to close temporarily or permanently during COVID-19 restrictions.

●	Cinema: The global cinema market is expected to contract sharply due to COVID-19 in 2020. Cinema revenue is forecasted to decrease by -65.6% in 2020, as many screens are forced to close and major Hollywood releases are delayed. US studios are changing how they reach customers through streaming services and future films will reach big numbers of viewers through streaming platforms.

Brand Visibility

Our Company has a high brand visibility due to our strong social networking strategies and followers. Our combined social media followings including for, Tom DeLonge, Angels & Airwaves, To the Stars, and other original brands as of February 24, 2022, are as follows:

●	Facebook – 1,689,000
●	Twitter – 934,700
●	Instagram – 1,327,300
●	YouTube – 361,600

21

Competition

The Company’s media and entertainment business competes with all forms of entertainment. A significant number of companies produce and/or distribute theatrical and television films and exploit products in the home entertainment market. We also compete to obtain creative and performing talent, story properties and advertiser support that are essential to our success. The success of entertainment operations is heavily dependent upon public taste and preferences. In addition, operating results fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

The Company’s internet websites and digital products compete with other websites and entertainment products. The licensing and retail business compete with other licensors, retailers and publishers of character, brand and celebrity names, as well as other licensors, publishers and developers of online video content, internet websites, other types of home entertainment and retailers of consumer-branded merchandise. The licensing, retail and wholesale businesses are influenced by seasonal consumer purchasing behavior, which generally results in higher revenues during the Company’s fourth quarter, and by the timing and performance of theatrical releases and programming broadcasts. Revenues fluctuate based on the timing of releases and performance of our digital media content, viewership levels and digital platforms, and the demand for content.

TTS competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

●	Marvel. Marvel is a wholly owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

●	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies and produces multi-media material featuring its comic book characters.

●	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, our entertainment media has a loyal fan base that is invested in its branded franchises, while our competitors have a longer history and superior resources that may be put to use to offer lower prices, even to uneconomic levels that the Company cannot match.

Employees

As of September 2021, we have five employees all of whom are employed in TTSM, and some of our employees provide services to both TTSM and the rest of the Company.

Intellectual Property

We continue to evaluate appropriate intellectual property protection for its commercial branding. We filed a trademark application for the word mark ‘To The Stars Academy of Arts and Science’, Serial No. 87721197 and received a Notification of Allowance from the U.S. Patent and Trademark Office on January 29, 2019. For protection of intellectual property rights associated with its project initiatives, we have not filed for any patents, copyrights, or other trademarks but plans to do so when appropriate.

TTSM has an established trademark and copyright portfolio for its brands and regularly consults with intellectual property counsel to protect that portfolio. TTS also relies on content, logos, and designs related to our brands, as seen on our website, www.tothestars.media.

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications.

TTSM executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY’S PROPERTY

The Company currently has no significant property.

22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The company’s primary focus of business is through our subsidiary To The Stars Media Inc.. TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. As announced in February 2021, the company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Six Months Ended June 30, 2021 and June 30, 2020.

For the six months ending June 30, 2021 revenues of TTS online store increased 49% as compared to the same time period in 2020. In June 2020, TTSM’s e-commerce store saw its biggest single day sales since its 2015 inception with the launch of Signed Signature Stratocaster Miniature Guitar Replicas. This trend continued through year end and TTSM saw its best year of merchandise, exceeding 2019 revenue by 49%. Online store sessions were up 15% while our customer return rate increased 9% to 37.6%. Our average order value also increased 31% to $61.52 and our conversion rate increased 11% to 3.36%.

23

Revenues

The Company’s revenues increased 34% to $958,306 for the six months ended June 30, 2021, compared to $716,713 for the six months ended June 30, 2020. The 2021 increase in revenues was primarily attributable to higher direct -to- consumer sales on the Company’s own e-commerce platform due to new vinyl and limited-edition product releases during Interim 2021 as compared to Interim 2020, coupled with investments in new product designs and digital advertising. The increase in sales on the e-commerce platform more than compensated for the loss in sales due to the temporary shut-down of our retail store located in Encinitas, CA, see “COVID-19 Global Pandemic” below. The Company’s e-commerce platform includes a full assortment of the company’s branded digital products and physical merchandise.

Cost of Revenues

The Company’s cost of revenues was $415,886 for the six months ended June 30, 2021, compared to $308,487 for the six months ended June 30, 2020, a 35% increase. Higher cost of revenues for Interim 2021 compared to Interim 2020 was primarily the result of higher volume of inventory usage to support the increase in sales in Interim 2021 as compared to Interim 2020.

Gross Profit

For the six months ended June 30, 2021, the Company’s gross profit was $542,420 compared to $408,226 for the six months ended June 30, 2020. Accordingly, our gross margins remained 57% for the six months ended 2021.

Operating Expenses

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization.

General and Administrative

For the six months ended June 30, 2021, compared to the six months ended June 30, 2020, general and administrative expenses decreased from $225,336 to $169,959 for the six months ended June 30, 2021, representing a decrease of $55,377 or 25%. The decrease is primarily attributable to savings from facility costs as a result of the termination of our lease.

Sales and Marketing

The Company’s sales and marketing expenses decreased by 49% to $261,810 for the six months ended June 30, 2021, from $508,947 for the six months ended June 30, 2020, due to a reduction in salaries for a terminated employee, reduced professional fees, and the reduction of consulting fees in Interim 2021.

Stock-Based Compensation

The Company’s stock-based compensation expense decreased 76% to $344,298 for the six months ended 2021 from $1,440,048 for the six months ended 2020 due to a decrease in the issuance of option shares granted, while the amortization period for several optionee’s ended in 2020.

Other Expenses

For the six months ended June 30, 2021, other expense, net consisted of two one-time events: a $106,340 non-cash loss on the termination of our facility lease in Encinitas, which was offset by a nontaxable income of $96,600 from forgiveness of the SBA PPP loan. Other expenses also included interest expense of $7,049 and $66,380 for the Interim 2021 and Interim 2020, respectively.

Net Loss

Accordingly, our net loss for the six months ended June 30, 2021, was $283,718 compared with a net loss of $1,909,130 for the six months ended June 30, 2020.

Results for the Years Ended December 31, 2020 and December 31, 2019

Our net revenues for the year ended December 31, 2020, were $1,452,657 as compared to $1,198,508 for the year ended December 31,2019, a 21% increase. The 2020 increase in net revenues was primarily attributable to higher direct-to-consumer sales on the Company’s own e-commerce platform, due to increased new and/or limited-edition product releases during 2020 as compared to 2019, coupled with investments in new product designs and digital advertising. The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise.

24

During the year ended December 31, 2020, book, music and merchandise sales accounted for 10%, 10% and 76% of the Company’s revenues, respectively. TTS has a strong existing retail customer base with a returning customer rate of 37.61% as December 31, 2020. We are able to nimbly respond to demand for various products that we can sell directly via our own distribution channels. In 2020, over 90% of the Company’s revenues were derived from its online operations.

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which do not meet the criteria for capitalization. Cost of revenues in 2020 was $738,534, a 26% increase from $584,846 in 2019. The increase in cost of revenues during 2020 was directly attributable to the higher revenues realized by the Company during 2020, with an accompanying stability in gross margins of 49% in 2020 as compared to 51% in 2019. The slight decrease in gross margins in 2020 was the result of a change in the product mix.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in 2020 declined to $(4,649,744) compared to $(9,878,643) in 2019. The largest component of both 2020 and 2019 operating expenses was stock-based compensation expense of $3,190,209 and $8,320,913, respectively. These amounts relate to compensation given as stock-based awards, including stock options and restricted stock grants, and are measured at fair value on the date of grant and recognized over the associated vesting periods. Without the stock-based compensation expense, our operating expenses in 2020 and 2019 amounted to $1,469,535 and $1,557,730, respectively, a 6% decrease of $98,195. The components of this decrease were:

●	A 25% decrease in depreciation and amortization expense to $124,150 due to certain media assets no longer being amortized in 2020 as they had reached the end of their amortization periods;

●	A 14% decrease in research and development expenses to $131,861 due to cost saving initiatives taken in 2020, which included reductions in related payroll costs and lower expenses related to The Beamed Energy Launch System (BELS) Program Planning Project; and

●	A 3% increase in sales and marketing expenses to $637,515 primarily due to maintaining and diversifying company marketing and promotional expenses, due in part to COVID-19 related market factors.

The above changes were joined by an 8% decrease in general and administrative expenses to $566,009 primarily due to decreased employee salaries and general expenses in 2020, which included decreases in employee headcount and related payroll costs.

The Company also incurred interest expense of $133,680 in 2020 and $126,407 in 2019, an increase of 6%. This increase was primarily due to increased borrowings under the Company’s revolving line of credit agreement and short-term merchant loans. The Company paid income taxes of $2,259 and $1,600 in 2020 and 2019, respectively.

As a result of the foregoing factors, the Company’s net loss from operations was $4,071,560 in 2020 compared to a net loss of $9,392,988 in 2019. The majority of these losses were due to stock-based compensation expense (See Note 6 of the Audited Financial Statements). Like many early-stage companies, the Company has compensated certain people in stock as opposed to cash.

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company’s music products and then remits the monies collected to the Company. These revenues represent approximately 10% and 16% of total revenues for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and December 31, 2019, accounts receivable from this third-party represented 43% and 34% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

LIQUIDITY AND CAPTIAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2021 of $56,187,284. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2021, the Company had total current assets of $415,803. Current assets consisted primarily of $214,424 in cash, $49,541 in accounts receivable, $90,506 in inventory, $40,324 in prepaid author royalties, and $21,008 in other current assets.

At June 30, 2021, the Company had total current liabilities of $336,983. Current liabilities consisted primarily of the accrued liabilities, accounts payable, loan payable and current portion of debentures.

25

At June 30, 2021, we had positive working capital of $78,820 compared with negative working capital of $(238,195) as at December 31, 2021.

On January 25, 2022, the Company’s CEO purchased 175,000 shares of Class A Common Stock at $1.20 per share for total consideration of $210,000. On July 30, 2021, and March 15, 2021, the Company’s CEO engaged in purchases of the Company’s Class A Common Stock for a total of 151,833 shares of Class A Common Stock at $1.20 per share for total consideration of $182,200. On March 8, 2022, the Company sold a convertible note to the CEO for consideration of $250,000. For details see “Interest of Management and Others in Certain Transactions.” If our offering is not successful, there is no guarantee that our CEO will continue to provide capital to our Company.

Working Capital	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Cash	$214,424	$47,333
Current Assets	$415,803	$257,703
Current Liabilities	$336,983	$495,898
Working Capital (Deficit)	$78,820	$(238,195)

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2021	2020
Net cash provided by (used in):
Operating activities	$137,632	$(234,812)
Investing activities	(478)	9,404
Financing activities	29,937	217,793
Net Increase (decrease) in Cash During Period	$167,091	$(7,615)

Operating Activities

Cash provided by operating activities was $137,632 for the six months ended June 30, 2021, compared to cash used in operating activities of $234,812 for the six months ended June 30, 2020. The increase in cash provided by operating activities was primarily due to improved results of operations and reduced stock-based compensation during the six months ended June 30, 2021.

Investing Activities

Cash used in investing activities was $478 for the six months ended June 30, 2021 and cash provided by investing activities was $9,404 for the six months ended 2020.

Financing Activities

Cash provided by financing activities decreased to $29,937 for the six months ended June 30, 2021, from $217,793 for the six months ended June 30, 2020. The decrease in cash provided by financing activities was primarily due to reduced advances from related parties, reduced repayments of short-term debt due to those being paid off, and reduced Regulation A stock issuance.

Regulation A Offerings

Offering from July 12, 2019 to July 12, 2020, the company had a second offering pursuant to Regulation A to raise additional capital to fund ongoing operations. The company sold a total of 161,762 shares of Class A Common Stock in this offering at $5 per share and raised a total of $808,810 before deducting any selling agent fees and estimated offering expenses. The company’s third Regulation A offering (“Third Offering”) for up to $30,000,000 was qualified by the SEC on September 18, 2020. By December 18, 2020, the company had raised approximately $113,500 under this offering, receiving proceeds, net of offering costs of approximately $93,000 during 2020. The company ceased to actively market the Third Offering on December 18, 2020, while taking time to review operations and focus of the company. The offering terminated in September 2021.

26

Indebtedness

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $941,964 as of June 30, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Other Debt Instruments

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. The PPP loan was forgiven on June 4, 2021.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A Common Stock for $250,000 consideration. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25 filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Plan of Operations

Currently, the Company does not have any commitments or assurances for additional capital other than as disclosed in this Offering Circular. Since inception, we have financed our cash flow requirements through issuance of Class A Common Stock and loans to affiliates and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through Class A Common Stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

Over the next 12 months the Company intends to:

●	Continue to work on bringing to market 16 identified media properties at various stages of development.
●	We are also focused on investing in the expansion of our intellectual property (IP) portfolio, including the following areas:

-	IP Creation
-	IP Sourcing (licensing and acquisition)
-	IP Development
-	IP Production
-	IP Protection
-	IP Sales and Distribution

●	Explore strategic partnerships and investment opportunities for the production and financing of IP.
●	Continue post-production and planning for the release of feature film “Monsters of CA.”
●	Develop and execute plans for “Monsters of CA” merchandise production and monetization depending on any distribution deals that are made.
●	Invest in expanding the To The Stars clothing brand and inventory levels.
●	Expand our entertainment products categories by forging strategic and creative partnerships with other quality established brands that can bring visibility to the TTS brand.
●	Leverage our exposure from the success of the TV docu-series ‘Unidentified: Inside America’s UFO Investigation,’ to further our educational efforts about unidentified aerial phenomenon and create new partnerships for future media projects.

27

As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. We anticipate obtaining additional financing to fund operations through Class A Common Stock offerings during the next 12 months.

If we are unable to successfully raise funds through Class A Common Stock offerings, the Company may raise additional capital through sales of debt or other equity, obtain loan financing or develop and consummate other alternative financial plans. If the Company is unable to obtain additional financing on terms satisfactory to the Company, or at all, the Company may not be able to implement its business plans.

Trend Information

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

The novel coronavirus (or COVID-19), and the emergence of new strains of the virus, has created and is expected to continue to create economic and social uncertainty throughout the world, even as countries begin vaccine rollout. The ultimate impact of COVID-19 is difficult to predict, but it is possible that such outbreak could have an enduring and materially adverse impact on global, national and local economies and supply chains. In particular, disruptions to commercial activity relating to the imposition of quarantines and travel restrictions, or failures to contain the virus despite these measures along with the vaccine or the reduced government focus on scientific endeavors related to our mission, could materially and adversely impact the Company, both in the near-and long-term.

To date, COVID-19 has not affected the Company’s ability to source materials or products for its operations. Consequently, we have not made changes to our planned projects described above, but this could change depending on the extent and duration of the pandemic. However, the situation around COVID-19 and related market behavior could change and we may need to make some adjustments to our plans.

We have entered into a consulting agreement with Exchange Listing, LLC (“Exchange Listing”), under which Exchange Listing will provide advisory and capital market services with the goal of enabling the Company to list its securities on the Nasdaq or NYSE (the “Advisory Agreement”). The Advisory Agreement compensates Exchange Listing, in part, with the sale of the Company’s Class A Common Stock in an amount equivalent to 255,654 shares, or 2% of the outstanding shares, for par value price of $0.001 per share, for a total purchase price of $256.00. The Advisory Agreement includes an anti-dilution provision in the form of a gross up feature such that effectively for every 100 shares sold in this Offering, the consultant will receive 2 shares for no additional consideration. Further, this gross-up feature applies to the exercise of stock options and shares sold in any offering. Additionally, the agreement entails a right of participation such that the Company is required to offer the consultant the option to purchase 25% of the total amount of the Company’s Class A Common Stock on the same terms and conditions being offered in a public offering financing, which excludes private and exempt offerings. In the event the Company’s securities are not listed on Nasdaq or the NYSE by January 19, 2024 all Class A Common Stock will be returned to the Company.

The consultant also has warrants to purchase 250,000 shares of the Company’s Class A Common Stock at an exercise price of $2.00 per share for a period of five years.

The Advisory Agreement will terminate upon the Company’s securities being listed for trading on Nasdaq or NYSE, or unless the parties otherwise extend or terminate the agreement.

Although we are looking for opportunities to become a public company, there is no guarantee that this will happen.

See, “Risk Factors – There is no current market for any of the Company’s shares of stock” and “Risk Factors – Your Ownership in the Company Will Be Diluted.” For details about the Advisory Agreement, see Exhibits 6.21, 6.22, and 6.23 to the Offering Statement of which this Offering Circular forms a part.

28

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of March 9, 2022, the Company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Officers*:
Thomas DeLonge	President, Interim Chief Executive Officer	46	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	69	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	59	Appointed to indefinite term of office. May 25, 2017	Contractor
Kari DeLonge	Chief Content Officer, President of TTSM	39	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	54	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors:
Thomas DeLonge	Director	46	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	69	Appointed to indefinite term of office. March 14, 2017
Stan Spry	Director	44	Appointed to indefinite term of office. June 14, 2021
J. Christopher Mizer	Director	55	Appointed to Indefinite term of office. May 14, 2019

*We anticipate hiring as necessary to grow the business. In particular, we are looking for a Chief Executive Officer at the Company to take over from Tom DeLonge.

We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the Board of Directors is required to manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the Company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director’s fiduciary duties to stockholders and the Company if the director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our Amended and Restated Certificate of Incorporation includes a provision that any disinterested failure to satisfy DGCL §365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the Company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

Thomas DeLonge – Founder, Chairman of the Board and Interim Chief Executive Officer

Thomas DeLonge is the founder, Chairman of the Board and interim CEO of the Company. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink182 and Angels & Airwaves. Since 2011 at TTS., Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the Company, Mr. DeLonge co-founded Really Likeable People, Inc. (“RLP”), the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Group Video at the 2000 MTV Video Music Awards, 2011 Best Director at Athens International Film Festival, 2014 Best Animated Short Film at the Toronto International Short Film Festival, 2016 Best Teen Fiction by the Benjamin Franklin IPBA Book Awards, and 2017’s UFO Researcher Of The Year awarded by The OpenMinds.tv.

29

James Semivan – Founder, Vice President Operations, Director

James Semivan is a co-founder and Vice President Operations of the Company. Prior to joining us in 2017, Mr. Semivan was, and still is, the owner of a consulting firm called JimSem1, Inc. (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University.

J. Christopher Mizer – Director

J. Christopher Mizer currently serves on our Board of Directors. He has held this position since May 14, 2019. He is the current co-founder of Vivaris Capital and has held such position since Vivaris Capital was established in June of 1998. Vivaris Capital invests in and acquires middle-market businesses in a broad range of industries that are leaders in their market niches. Mr. Mizer serves as the chairman of each of the portfolio companies that Vivaris Capital invests in and guides key strategic decisions and their execution. He began his career as a research assistant with The Center for Economic Issues, a think-tank focused on economic development. Mr. Mizer has taught business strategy, finance and entrepreneurship at the graduate level at Case Western Reserve University, John Carroll University, and the University of California, San Diego and at the undergraduate level at San Diego State University. He earned a B.S. (biology, applied math), B.A. (economics), M.S. degrees (biology - neurogenetics), and MBA (finance, accounting) degrees from Case Western Reserve University.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the Company’s subsidiary TTS since 2015 and with its former parent company, RLP, since 2004. He is also the owner of Louis Tommasino CPA & Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAs, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Content Officer, President of To The Stars Media Inc.

Kari DeLonge is the Chief Content Officer for the Company and the President of the Company’s subsidiary To The Stars Media Inc. She served as Chief Marketing and Product Officer of company subsidiary TTS since its inception in 2011, overseeing worldwide media launches including Billboard Top 200 albums, critically acclaimed independent films and award-winning books. Prior to TTS, she served as Product Manager at a technology platform, Modlife, Inc., where she was in charge of content monetization, merchandise manufacturing and distribution, e-commerce as well as multi-channel marketing for major music acts on the platform. Starting in 2000, she served for 7 years as Global Marketing Director for consumer lifestyle brands Atticus Clothing and Macbeth Footwear. She holds a BA degree in Accounting and a BBA degree in business and marketing, graduating magna cum laude from the University of San Diego. Ms. DeLonge and Mr. DeLonge are siblings.

Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the Company, the Secretary for the Company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Ms. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Ms. Clifford performed similar roles at RLP. Ms. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stan Spry – Director

Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises) since December 18, 2009. Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

30

Advisory Board

The Company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is composed of, Dr. Adele Gilpin, Dr. Norman Kahn, Joe Schurman, Dr. Paul Rapp, Chris Herndon, and Dr. Harold E. Puthoff.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney. She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multi-project programs that were together awarded $10 million by NIH and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences. She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community’s Counter-Biological Weapons Program. Dr. Kahn is the recipient of the Agency’s Distinguished Career Intelligence Medal and the Director of National Intelligence’s National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

Joe Schurman

Joe Schurman is a member of the Company’s Advisory Board. He provides thought leadership within the field of Cloud Native Product Engineering Services focused on artificial intelligence to process and analyze data through machine learning, cognitive services, and intelligent analytics services. He also advises the Company’s research and development initiatives focused on new digital products. He has over 25 years of experience in the information technology industry with organizations that include PricewaterhouseCoopers (“PwC”), Slalom, Microsoft Research, Accenture, IBM and HP. He has experience in research and development, strategy, product engineering, and technology advisory for industry-leading, global, and public sector organizations. Joe is a published author, global speaker and thought leader in areas that include artificial intelligence, communications and cloud computing. Joe is currently a Partner at PwC, a global consultancy and digital solutions provider, where he leads Cloud Product Engineering Services within the Health Industry Advisory organization providing consultation to leading healthcare providers, pharmaceutical, life sciences, and payor organizations focused on genomics and rare disease research, patient experience/consumerism solutions and public cloud enablement. Within the U.S. public sector, Joe has provided software engineering services for several agencies, including NASA, White Sands Missile Testing Facility and Johnson Space Center.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.” Dr. Rapp attended the University of Illinois and received bachelor’s degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level executive and entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc. He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

Harold E. Puthoff

Dr. Harold E. Puthoff is a co-founder of the Company, and recently left his position on the Company’s board of directors to serve on our Advisory Board. Prior to joining us in in 2017, Dr. Puthoff was, and still is, President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions, he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

31

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Kari DeLonge	Chief Content Officer, President of TTSM	$106,000	$	*	$106,000
Lisa Clifford	Secretary	$75,600	$	**	$75,600
Stan Spry	Director			300,000	***

* Ms. DeLonge has not received any new stock options in 2021. Currently, she holds 785,240 fully vested stock options that have an exercise price of $0.003 per share, and expire on June 6, 2027.

** Ms. Clifford has not received any new stock options in 2021. She has 1,750 stock options that fully vest April 25, 2022, with an exercise price of $0.003 per share, and expire on April 25, 2029.

*** As part of his Independent Director’s Agreement, Mr. Spry received non-qualified stock options to purchase 300,000 shares of the Company’s Class A Common Stock subject to the Company’s Second Amended and Restated Equity Incentive Plan (see below). The stock options vest over three years, have an exercise price of $1.20 per share, and expire December 23, 2031. He is also eligible to receive non-qualified stock options to purchase 150,000 shares of Class A Common Stock at the sole discretion of the Board of Directors, which terms and exercise price will be set at the time of grant.

For the fiscal year ended December 31, 2021, J. Christopher Mizer was paid $30,000 in director’s fees. As described above, Mr. Spry received 300,000 stock options as compensation pursuant to his Independent Director’s Agreement. The other two directors were not compensated for their services as directors in 2021.

Second Amended  and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of December 18, 2021, the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class Common Stock. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20 to the Offering Statement of which this Offering Circular forms a part.

32

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 1, 2022, the Company’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC (3)	8,655,835 shares(4)	N/A	53.33%
Class A Common Stock	Jennifer DeLonge	1,886,008 shares	N/A	11.62%
Class A Common Stock	Directors and Officers as a group	9,852,549 shares(4)	1,086,990 shares(5)	67.40	%(5)

(1) The address for all beneficial owners is c/o To The Stars Inc., 1150 Garden View Road, Box #230393, Encinitas, California 92024.

(2) Based on 13,811,907 outstanding shares of Class A Common Stock, plus 2,418,578 shares of Class A Common Stock subject to outstanding stock option grants, for a total of 16,230,485 shares of Class A Common Stock on a fully diluted basis and assuming all stock options have been exercised.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge is the sole trustee of the DeLonge Family Trust.

(4) This amount does not include shares issuable upon conversion of a note purchased by Mr. DeLonge for consideration of $250,000 on March 8, 2022. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also “Interest of Management and Others in Certain Transactions.”

(5) Acquirable from the exercise of stock options granted under the Equity Incentive Plan, assuming the vesting of all of the individual owner’s options. For details regarding the Equity Incentive Plan see “Compensation of Executive Officers and Directors – Second Amended and Restated Equity Incentive Plan” and Exhibit 6.20 to the Offering Statement of which this Offering Circular forms a part.

(6) This percentage has been calculated based on the amount of shares each executive officer and director owns now, plus the amount that person is entitled to acquire, and assumes all outstanding stock options are vested and exercised.

33

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the Company.

Cartel Entertainment – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry, who sits on the Company’s board of directors, is the Founding Partner and CEO of Cartel Entertainment, and was granted 300,000 stock options exercisable for shares of the Company’s Class A Common Stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors. For details see “Compensation of Directors and Executive Officers.”

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt the Company owed to Mr. DeLonge into the Company’s Class A Common Stock (see “Debt with Related Party,” below), the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. We have a relationship with labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020, which is filed as Exhibit 6.14 to the Offering Statement of which this Offering Circular forms a part. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement, which has been filed as an Exhibit 6.17 to the Company’s Offering Statement of which this Offering Circular forms a part. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2022. See Exhibit 6.26 to the Company’s Offering Statement of which this Offering Circular forms a part.

DeLonge – Binding Term Sheet and Termination of Services Agreement

The Company entered into the Binding Term Sheet, dated December 24, 2020, under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge, for total consideration of $525,000 comprising $125,000 and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement (dated April 26, 2017, and amended in a side letter dated August 29, 2020). Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021, and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. For details, see Exhibit 6.14 to the Offering Statement of which this Offering Circular forms a part. On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC. See Exhibit 6.16 to the Company’s Offering Statement of which this Offering Circular forms a part.

Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20. J. Christopher Mizer, who sits on the Company’s board of directors, is a co-founder of Vivaris. See Exhibit 6.18 to the Company’s Offering Statement of which this Offering Circular forms a part.

34

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $941,964 as of June 30, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock at price of $1.20 per share. See 6.16 to the Company’s Offering Statement of which this Offering Circular forms a part.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A Common Stock for $250,000 consideration. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25 filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Issuances of the Company’s Class A Common Stock to Related Parties

On May 14, 2020, J. Christopher Mizer, who serves on the Company’s Board of Directors, was issued 100,000 shares of restricted Class A Common Stock of the Company pursuant to a subscription agreement in accordance with his Independent Director Agreement. The purchase price for the shares was $.001 per share. The stock option compensation expense recognized by the Company associated with these shares for the fiscal year ended December 31, 2020 was $416,667.

On January 25, 2022, the Company’s CEO purchased 175,000 shares of Class A Common Stock at $1.20 per share for total consideration of $210,000. This purchase was made pursuant to an oral agreement and was not formally documented.

On July 30, 2021, and March 15, 2021, the Company’s CEO engaged in purchases of the Company’s Class A Common Stock for a total of 151,833 shares of Class A Common Stock at $1.20 per share for total consideration of $182,200. These purchases were made pursuant to an oral agreement and were not formally documented.

35

SECURITIES BEING OFFERED

The Company is offering Class A Common Stock in this offering.

The Company’s authorized capital stock consists of 100,100,000 total shares, of which 100,000,000 shares are Class A Common Stock with a par value of $0.0001 per share, and 91,000 shares of preferred stock with a par value of $0.0001 per share. As of March 1, 2022, 13,811,907 shares of Class A Common Stock were outstanding. Pursuant to the Company’s Equity Incentive Plan, the Company has issued 2,418,578 stock options exercisable for the Company’s Class A Common Stock.

On or about April 9, 2021, the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock

The following is a summary of the rights of the Company’s capital stock as provided in its Second Amended and Restated Certificate of Incorporation, dated April 9, 2021 (“Certificate of Incorporation”), Amended and Restated Bylaws (“Bylaws”), and a Stockholders Agreement among the Company and certain named stockholders, dated May 31, 2017 (“Stockholders Agreement”), which have been filed as exhibits to the Offering Statement of which this Preliminary Offering Circular is a part. For a complete description of the Company’s Capital Stock, you should refer to the Company’s Certificate of Incorporation, its Bylaws, its Stockholders Agreement, the Subscription Agreement, and applicable provisions of the Delaware General Corporation Law.

Second Amended and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of December 18, 2021, the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class Common Stock. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20 to the Offering Statement of which this Offering Circular forms a part.

Public Benefit Corporation

The Company is a public benefit corporation that is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits and is to be managed in a manner that balances the stockholders pecuniary interests, the best interests of those materially affected by the Company’s conduct and the public benefit or benefits identified in its certificate of incorporation.

The Company will provide notice to any person to whom stock is issued or who acquires treasury shares that it is a public benefit corporation unless the issuance or disposal is pursuant to an offering registered under the Securities Act of 1933 or the Company has a class of securities that is registered under the Securities Exchange Act of 1934.

We must have approval of 2/3 of the outstanding stock of the Company entitled to vote to:

●	Amend our certificate of incorporation to delete or amend the requirements of our public benefit purpose; or

●	Merge or consolidate with an entity that would result in the Company losing its status as a public benefit corporation or with an entity that does not contain identical provisions identifying the public benefits of the Company.

A nonprofit nonstock corporation may not be a constituent corporation to any merger or consolidation with the Company.

Any stock certificate issued by the Company must note conspicuously that the Company is a public benefit corporation, and any notice that we send for uncertificated stock must state conspicuously that the Company is a public benefit corporation.

36

We will include in every notice of a meeting of stockholders a statement to the effect that it is a public benefit corporation. We will no less frequently than biennially provide our stockholders a statement as to the Company’s promotion of the public benefits identified in our certificate of incorporation and of the best interests of those materially affected by the Company’s conduct. The statement will include:

●	The objectives the Board of Directors has established to promote our public benefits and interests;

●	The standards the Board of Directors has adopted to measure the Company’s progress in promoting our public benefits and interests;

●	Objective factual information based on those standards regarding the Company’s success in meeting the objectives for promoting our public benefits and interests; and

●	An assessment of the Company’s success in meeting the objectives and promoting our public benefits and interests.

Stockholders of the Company owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of the Company’s outstanding shares may maintain a derivative lawsuit to enforce the requirements that the Board of Directors will manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefits identified in our certificate of incorporation.

Class A Common Stock

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. The number of authorized shares of Class A Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the Class A Common Stock then outstanding.

Dividends and Distributions

Subject to the terms of any preferred stock designation, if applicable, shares of Class A Common Stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or other distribution paid or distributed by the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock. The Company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Transfer of Shares

Shares of Stock are transferable upon the Company’s books pursuant to the request of the holders thereof, in person or by their duly authorized attorneys or legal representatives, in the manner prescribed by law, the Certificate of Incorporation and in the Bylaws, upon surrender to the Company by delivery thereof (to the extent evidenced by a physical stock certificate) to the person in charge of the stock and transfer books and ledgers. The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of Stock.

Anti-dilution and Other Rights

Except as described below, holders of the Company’s Class A have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Class A Common Stock.

Under an Advisory Agreement, the Company sold 255,654 shares of Company’s Class A Common Stock, or 2% of the outstanding shares. The Advisory Agreement includes an anti-dilution provision in the form of a gross up feature such that for every $1.00 received by the Company in this Offering, the consultant will receive $0.02 worth of shares. Additionally, the agreement entails a right of participation such that the Company is required to offer the consultant the option to purchase 25% of the total amount of the Company’s Class A Common Stock on the same terms and conditions being offered in a public offering financing, which excludes private and exempt offerings. In the event the Company’s securities are not listed on Nasdaq or the NYSE by January 19, 2024, all Class A Common Stock will be returned to the Company. The agreement also entails piggyback registration rights in the event the Company’s securities are listed on a national securities exchange. For more details, see “Management’s Discussion and Analysis – Trends.”

Preferred Stock

The Board of Directors is authorized to provide out of the unissued shares of preferred stock for one or more series of preferred stock by filing a certificate of designation pursuant to the applicable law of the State of Delaware. The Board of Directors may fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of such series. No such designation has yet been filed.

37

Warrants

The Company has warrants outstanding for the purchase of 250,000 shares of the Company’s Class A Common Stock at $2.00 per share for a term of five years commencing January 19, 2022. The warrants do not grant voting or dividend rights, but do entail piggyback registration rights in the event the Company’s securities are listed on a national securities exchange. For more details, see “Management’s Discussion and Analysis – Trends.”

All Classes of Stock

Forum Selection Provisions

Article IX of our Certificate of Incorporation contains an exclusive forum provision. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for adjudicating any “internal corporate claims” (as defined in Section 115 of the DGCL), including: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL, the company’s Certificate of Incorporation or its Bylaws; or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine. This section shall not apply to actions arising under the federal securities laws.

Section 11 of our Subscription Agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Drag-Along Rights

Our stockholders will be subject to a drag-along provision related to the sale of the Company, as set forth in the Company’s Bylaws. The sale of the Company includes:

●	a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of the outstanding voting power of the Company;

●	a transaction that qualifies as a Deemed Liquidation Event (as defined in the Bylaws) as such event is determined by the Board of Directors and may include:

○	the acquisition of the Company by another entity by means of any transaction or series of related transactions;

○	a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions; or

○	any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

The drag-along provision provides that in the event a sale of the Company is approved by the Board of Directors and by an affirmative vote of a majority of the outstanding shares of the voting securities of the Company voting together as a single class (the “Requisite Parties”), each stockholder agrees to:

●	if the sale is brought to a vote at a stockholders’ meeting and a stockholder’s vote is solicited, after receiving proper notice of any such meeting,(1) vote on the approval of a sale of the Company, (2) be present, in person or by proxy, as a holder of shares of voting securities, at such meeting; and (3) be counted for the purposes of determining the presence of a quorum at such meeting;

●	vote in favor of such sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such sale;

●	refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such sale of the Company;

●	execute and deliver all related documentation and take such other action in support of the sale of the Company as shall reasonably be requested;

38

●	if the sale of the Company is structured as a stock sale, to sell the same proportion of the voting securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

●	not deposit, and to cause the stockholder’s affiliates not to deposit the voting securities owned by the stockholders’ affiliate in a voting trust or subject the voting securities to any arrangement or agreement with respect to the voting of the voting securities, unless specifically requested to do so by the acquirer in connection with the sale of the Company; and

●	if the consideration to be paid includes any securities, and the securities or due receipt thereof would, under applicable law, require certain additional registrations and/or qualifications and/or the provision of certain information, the Company may, in lieu of the securities which the stockholder would otherwise receive, pay the stockholder an amount in cash equal to their fair value (as determined in good faith by the Company).

Stockholders Agreement

The Stockholders Agreement was entered into between the Company and certain holders of Class A Common Stock, Gravity Holdings LLC, JimSem1, LLC, and Harold E. Puthoff (collectively, “Stockholders”), on May 31, 2017. The following description summarizes certain of the terms of the Stockholders Agreement, which appears as an Exhibit 3.1 to the Offering Statement of which this Offering Circular forms a part.

Directors

The Stockholders Agreement fixes the number of directors at five. Each stockholder who holds at least 20% of the shares of Class A Common Stock may designate himself or herself as a director, and Thomas M. DeLonge or any Affiliate thereof (“Lead Investor”) may designate a director of his choosing. Each director shall be reimbursed for reasonable travel and out-of-pocket expenses incurred in the performance of his or her duties. See, “Compensations of Officers and Directors” above for details on compensation to directors.

Restrictions on Transfer of Shares

Stockholders may not transfer Class A Common Stock or any stock equivalents without the prior written consent of the Board of Directors and the Lead Investor, except (i) pursuant to specific permitted transfers, (ii) to the Company or Lead Investor, (iii) when required by drag-along rights, or (iv) as otherwise set forth in an incentive plan or award agreement. Prior to May 31, 2019, any other capital stock or stock equivalents other than Class B Common Stock may not be transferred without prior consent of the Board of Directors and the Lead Investor, except: (i) pursuant to specific permitted transfers, or (ii) when required by drag-along rights. The Lead Investor may not transfer any capital stock or stock equivalents except: (i) pursuant to a public offering, (ii) with respect to permitted transfers, or (iii) in strict accordance with the Lead Investor’s purchase rights and drag-along rights.

Permitted Transfers

The Lead Investor may transfer to any affiliate of the Lead Investor. All stockholders (including the Lead Investor) may transfer: (a) to a trust established for the benefit of the stockholder and/or any spouse, parent, siblings, descendants and the spouses of such stockholder, with voting restrictions; and (b) for bona fide estate planning purposes.

Purchase Rights

The Company and the Lead Investor have the right to purchase from any stockholder who holds shares of Class A Common Stock some or all of the selling stockholder’s shares of Class A Common Stock, pursuant to the terms of the Stockholders Agreement.

Drag-Along Rights

If the Lead Investor (or his affiliates or permitted transferees) propose to consummate an approved transaction, the Lead Investor may require that each other stockholder support and participate in the drag-along sale on substantially the same terms and conditions as the Lead Investor and in the manner set forth in the Stockholders Agreement.

39

PLAN OF DISTRIBUTION

The Company is offering a maximum offering amount of $30 million which represents 6 million shares of Class A Common Stock on a “best efforts” basis. The cash price per share of Class A Common Stock is set at $5.00. The minimum investment is 150 shares, or $750.

The Company intends to market its Common Stock in this Offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform. We will use our website, www.tothestars.media, blogs, and other social media to provide notification of the Offering.

We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be held in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, Dalmore Group, LLC, and will remain in that account until cleared (AML/KYC). For details, see “Process of Subscribing.” After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this Offering.

This Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the Offering is earlier terminated by the Company at its sole discretion (which we refer to as the “Termination Date”). At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements.

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.
●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.
●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.
●	Not provide any investment advice nor any investment recommendations to any investor.
●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).
●	Responsibility for all FINRA 5110 filings and updates.
●	Review of written communications for compliance with applicable rules. Coordinate with third party providers to ensure adequate review and compliance. It is ultimately the responsibility of the Company as to whether to accept the recommendations of Dalmore with respect to compliance with written communications.
●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

As compensation for the services listed above, the company has agreed to pay Dalmore fees consisting of the following:

●	$5,000 advance payment for out of pocket expenses.
●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

In addition, the Company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the Commission has qualified the Offering Statement and the offering commences. Assuming that the Offering is open for 12 months, the Company estimates that fees due to Dalmore pursuant to the 1% commission would be $300,000 for a fully-subscribed offering. Finally, the total fees that the Company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $325,000. These assumptions were used in estimating the fees due in the “Use of Proceeds to Issuer.”

40

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase shares. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer. Investor funds will be processed through Stripe, Inc. Funds will be held in a segregated operating account owned by the Company. Dalmore will have view access to the account for purposes of verifying activity. Funds will remain in the segregated account until the subscription agreement has been cleared and countersigned by the Company. Funds then be released to the Company will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, credit or debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Dalmore is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the Company.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Class A Common Stock on a best efforts basis. As there is no minimum offering amount, upon the clearance of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

41

Transfer Agent

The Company has also engaged Computershare (the “Transfer Agent”), a registered transfer agent with the Securities and Exchange Commission, who will serve as Transfer Agent to maintain stockholder information on a book-entry basis. The Company estimates the aggregate fee due for the above services to be approximately $18,610 annually.

Under Rule 251 of Regulation A, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). In addition, non-accredited, natural person investors may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Computershare will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Provisions of Note in Our Subscription Agreement

Drag-Along Rights

Our stockholders will be subject to a drag-along provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company’s assets; or the dissolution or liquidation of the company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company’s capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions), see “Securities Being Offered – All Classes of Stock – Drag-Along Rights” above. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests

Forum Selection Provision

Subscription Agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the Company based on the Subscription Agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

Section 11 of the subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

42

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the Company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

43

TO THE STARS ACADEMY OF

ARTS AND SCIENCE INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

June 30, 2021 and 2020

To The Stars Academy of Arts and Science Inc.

F-1

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$214,424	$47,333
Accounts receivable, net	49,541	56,317
Inventory	90,506	108,981
Prepaid author royalties	40,324	39,015
Other current assets	21,008	6,057
Total Current Assets	415,803	257,703

Prepaid author royalties, net of current portion	59,820	68,342
Property and equipment, net	12.253	131,938
Media assets, net	62,173	76,079
Other Assets	36,000	36,000
Total assets	$586,049	$570,062

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$239,408	$315,082
Accrued liabilities	51,801	46,658
Short-term loans and advances	45,774	134,158
Total current liabilities	336,983	495,898
Noncurrent liabilities
SBA PPP Loan	-	96,600
Accounts payable	-	134,000
Amounts due related party	-	209,608
Revolving line of credit due related party	-	517,435
Total liabilities	$336,983	$1,453,541

Commitments and contingencies (Note 5)

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,681,383 and 12,782,679 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	1,547	1,278
Class B common stock, par value $0.0001; no shares and 9,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively; no shares and 5,400 shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	1
Additional paid-in capital	56,434,803	55,018,808
Accumulated deficit	(56,187,284)	(55,903,566)
Total Stockholders’ Equity (Deficit)	249,066	(883,479)
Total Liabilities & Stockholders’ Equity (Deficit)	$586,049	$570,062

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
Revenues	$958,306	$716,713

Cost of revenues	415,886	308,487

Gross profit	542,420	408,226

Operating expenses:
General and administrative	169,959	225,336
Sales and marketing	261,810	508,947
Stock-based compensation	344,298	1,440,048
Depreciation and amortization	32,252	75,045
Total operating expenses	808,319	2,249,376

Operating loss	(265,899)	(1,841,150)

Other expenses:
Interest expense	7,049	66,380
Other expense, net	9,170	-
Total other expenses	16,219	66,380

Loss before provision for income taxes	(282,118)	(1,907,530)

Provision for income taxes	1,600	1,600
Net loss	$(283,718)	$(1,909,130)

Net loss per share: basic and diluted	$(0.02)	$(0.17)
Weighted average number of shares outstanding: basic and diluted	12,936,140	11,396,723

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2021 (UNAUDITED) AND YEARS ENDED DECEMBER 31, 2020

AND 2019 (AUDITED)

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2019	12,084,253	$1,208	5,400	$1	$51,040,920	$(51,832,006)	$(789,877)
Proceeds from Regulation A offering, net	88,834	9	-	-	260,911	-	260,920
Stock-based compensation	-	-	-	-	3,190,209	-	3,190,209
Transfer of assets for liabilities treated as a capital contribution	-	-	-	-	525,000	-	525,000
Proceeds from stock option exercise	609,592	61	-	-	1,768	-	1,829
Net loss	-	-	-	-	-	(4,071,560)	(4,071,560)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)
Proceeds from Regulation A offering, net	-	-	-	-	-	-	-
Conversion of Class B common stock to Class A common stock	5,400	1	(5,400)	(1)	-	-	-
Stock-based compensation	-	-	-	-	344,298	-	344,298
Proceeds from stock option exercise	-	-	-	-	-	-	-
Debt converted to Class A common stock	893,304	268	-	-	1,071,697	-	1,071,965
Net loss	-	-	-	-	-	(283,718)	(283,718)
Balance at June 30, 2021	13,681,383	$1,547	-	-	$56,434,803	$(56,187,284)	$249,066

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(283,718)	$(1,909,130)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	13,345	36,940
Amortization	18,907	38,105
Loss on termination of facility lease	106,340	-
Stock-based compensation	344,298	1,440,048
Changes in operating assets and liabilities:
Accounts receivable, net	6,776	28,779
Inventory	18,475	42,239
Other current assets	(16,260)	4,750
Accounts payable	(79,674)	84,999
Accrued liabilities	5,143	(1,542)
Net cash provided by (used in) operating activities	133,632	(234,812)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-
Purchase of media assets	(5,000)	(1,648)
Other, net	4,522	11,052
Net cash provided by investing activities	(478)	9,404

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from Related Party	-	61,980
Proceeds from short-term loans & advances, net	-	251,480
Repayments on short-term loans & advances	(88,384)	(200,744)
SBA PPP loan forgiven	(96,600)	-
Proceeds from related line of credit advances	214,921	-
Reg A Capital Raise - shares issued	-	226,479
Reg A Capital Raise - deferred offering costs	-	(124,402)
Net cash provided by financing activities	29,937	217,793

Increase (decrease) in cash and cash equivalents	167,091	(7,615)
Cash and cash equivalents, beginning of year	47,333	78,096
Cash and cash equivalents, as of June 30	$214,424	$70,481

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,049	$66,380
Cash paid for income taxes	$1,600	$1,600

Noncash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	861,043	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

On January 1, 2021, the Company and Mr. J. Christopher Mizer agreed to reduce his Directors fee to $2,500 per month.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

As of March 7, 2021, the 548,040 stock options expired as per the terms of the Stock Option Agreements.

On March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.

On April 1, 2021, the Company mutually terminated its lease to its Encinitas Store with the landlord. The Company will look for new rental space in approximately the same location as the previous store when economic conditions permit. In addition the Company moved its warehouse to a more economical and state of the art space with opportunities for growth and expansion.

On April 7, 2021, the Board of Directors resolved to offer Mr. Stan Spry 300,000 shares of Class A Common Stock as well as an additional 150,000 shares of Class A Common stock on a 36-month vesting schedule for his acceptance of a position on our Board of Directors.

On or about April 9, 2021, the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

On June 1, 2021, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”) (f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement.

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Thomas DeLonge, whereby, the Company agreed to terminate the previous Services Agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company from through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC.

On June 14, 2021, the Company appointed Stan Spry as a Director of the Company. Please find his biography below:

Stan Spry, Age 44: Since 2011 Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises). Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over one-hundred twenty-five (125) feature films, television series and television movies over the last nine (9) years, and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

F-6

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2021 of $56,187,284.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020, while the Company took time to review operations. Through June 30, 2021, we have not been using the Third Offering and it is still paused.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. At June 30, 2021 and December 31, 2020, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

F-7

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2021 and 2019, there was no impairment of prepublication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. At June 30, 2021 and December 31, 2020, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $40,324 and $39,015, respectively. During the six months ended June 30, 2021 and 2020, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. At June 30, 2021 and December 31, 2020, the Company’s liability related to such was $0 and $11,483, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. At June 30, 2021 and December 31, 2020, the Company’s sales return allowance was $3,948 and $6,838, respectively.

F-8

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don’t meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete. At June 30, 2021 and December 31, 2020, all non-employee awards had similar vesting terms to those of employees.

During the year ended December 31, 2020, the Company granted stock options to purchase 156,780 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. Also during the year ended December 31, 2020, unexercised stock options to purchase 210,162 shares of Class A were forfeited as a result of termination of services and expiration.

As of June 30, 2021, there were no shares available for issuance under the ANR Plan.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 7% and 11% of total revenues for the six months ended June 30, 2021 and 2020. At June 30, 2021 and December 31, 2020, accounts receivable from this third party represented approximately 51% and 43% of accounts receivable, respectively.

F-9

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. At June 30, 2021 and 2020, the effect of dilutive securities were anti-dilutive and thus is not included.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ equity, cash flows, or presentation thereof. At June 30, 2021, there were no pronouncements that had an effect on the Company’s financial statements.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Furniture & Fixtures	$28,175	$51,282
Leasehold Improvements	-	372,537
Machinery & Equipment	163,217	176,576
Total Fixed Assets	191392	600,395
Less accumulated depreciation	(179,139)	(468,457)
Property and Equipment, Net	$12,253	$131,938

Depreciation expense for the six months ended June 30, 2021 was $13,345 and $62,569 for the year ended December 31, 2020.

F-10

Media assets consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Media Assets - Music	$322,576	$322,576
Media Assets - Books & Other Media	385,156	385,156
Media Assets - Web	182,082	182,082
Total Media Assets	889,814	889,814
Accumulated amortization	(832,641)	(813,735)
Media Assets, net	$57,173	$76,079

Amortization expense for the six months ended June 30, 2021 was $18,906 and $61,581 for the year ended December 31, 2020.

NOTE 5 – BORROWINGS

Short-term Loans and Advances

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight or 24 week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company used the proceeds for purposes consistent with the PPP and met the conditions for forgiveness of the loan and accrued interest. The loan was forgiven by the Small Business Administration on June 4, 2021 and $96,600 was reported in Other expense, net.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2021 and December 31, 2020, there were 13,681,383 and 12,782,679 shares of Class A common stock outstanding, respectively.

On or about April 9, 2021 the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

At June 30, 2021 and December 31, 2020, there were zero and 5,400 shares of Class B common stock outstanding, respectively.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2021 and December 31, 2020.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of June 30, 2021 and December 31, 2020, there were 5,370,200 shares available for issuance under the Plan.

F-11

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

As of June 30, 2021, 1,908,598 stock options were exercisable under the Plan with a remaining weighted average life of 6.7 years.

The Company recognized restricted stock compensation expense of $344,298 and $1,440,048 during the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, total unrecognized stock compensation expense related to unvested restricted stock units was approximately $674,546 which will be recognized as restricted stock compensation expense over the remaining vesting term, see below. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 8 – RELATED PARTY TRANSACTIONS

Cartel Entertainment – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.

My Products, LLC – Merchandising Agreement

On June 1, 2021, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement.

F-12

DeLonge – Termination of Services Agreement

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Thomas DeLonge, whereby, the Company agreed to terminate the previous Services Agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC.

Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20.

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $941,964 as of June 30, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock.

F-13

TO THE STARS ACADEMY OF

ARTS AND SCIENCE INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2020 and 2019

Together with

Independent Auditors’ Report

To The Stars Academy of Arts and Science Inc.

F-14

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Academy of Arts and Science Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of To The Stars Academy of Arts and Science Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of To The Stars Academy of Arts and Science Inc. as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon
San Diego, California
April 30, 2021

F-15

TO THE STARS ACADEMY OF ARTS AND SCIENCE, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
Assets
Current assets
Cash	$47,333	$78,096
Accounts receivable, net	56,317	81,565
Inventory	108,981	125,774
Prepaid author royalties	39,015	54,618
Other current assets	6,057	4,750
Total Current Assets	257,703	344,803
Prepaid author royalties, net of current portion	68,342	87,920
Property and equipment, net	131,938	194,507
Media assets, net	76,079	136,013
Other Assets	36,000	42,500
Total assets	$570,062	$805,743
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$315,082	$304,864
Revolving line of credit due related party	-	463,837
Amounts due related party	-	499,926
Accrued liabilities	46,658	86,807
Short-term loans and advances	134,158	240,186
Total current liabilities	495,898	1,595,620
SBA PPP Loan	96,600	-
Accounts payable	134,000	-
Amounts due related party	209,608	-
Revolving line of credit due related party	517,435	-
Total long-term liabilities	957,643	-
Total liabilities	1,453,541	1,595,620
Commitments and contingencies (Note 5)
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2020 and 2019	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 12,782,679 and 12,084,253 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,278	1,208
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of December 31, 2020 and 2019	1	1
Additional paid-in capital	55,018,808	51,040,920
Accumulated deficit	(55,903,566)	(51,832,006)
Total Stockholders’ Deficit	(883,479)	(789,877)
Total Liabilities & Stockholders’ Deficit	$570,062	$805,743

The accompanying notes are an integral part of these consolidated financial statements.

F-16

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

Revenues	$1,452,657	$1,198,508

Cost of revenues	738,534	584,846

Gross profit	714,123	613,662

Operating expenses:
General and administrative	566,009	617,554
Sales and marketing	637,515	620,530
Research and development	131,861	153,420
Stock-based compensation	3,190,209	8,320,913
Depreciation and amortization	124,150	166,226
Total operating expenses	(4,649,744)	9,878,643

Operating loss	(3,935,621)	(9,264,981)

Other expenses:
Interest expense	133,680	126,407
Total other expenses	133,680	126,407

Loss before provision for income taxes	(4,069,301)	(9,391,388)

Provision for income taxes	2,259	1,600

Net loss	$(4,071,560)	$(9,392,988)

Net loss per share: basic and diluted	$(0.32)	$(0.33)
Weighted average number of shares outstanding: basic and diluted	12,664,357	28,587,782

The accompanying notes are an integral part of these consolidated financial statements.

F-17

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2018	70,544,879	7,054	5,400	$1	41,689,412	(42,439,018)	(742,551)
Proceeds from Regulation A offering, net	95,021	10	-	-	335,799	-	335,809
Rescission & relinquishment of issued shares	(59,227,893)	(5,923)	-	-	5,923	-	-
Stock-based compensation	-	-	-	-	8,320,913	-	8,320,913
Contributed Capital	-	-	-	-	688,123	-	688,123
Issuance of shares to co-founder & advisor	600,000	60	-	-	540	-	600
Proceeds from stock option exercise	72,246	7	-	-	210	-	217
Net loss	-	-	-	-	-	(9,392,988)	(9,392,988)
Balance at December 31, 2019	12,084,253	$1,208	5,400	$1	$51,040,920	$(51,832,006)	$(789,877)
Proceeds from Regulation A offering, net	88,834	9	-	-	260,911	-	260,920
Stock-based compensation	-	-	-	-	3,190,209	-	3,190,209
Transfer of assets for liabilities treated as a capital contribution	-	-	-	-	525,000	-	525,000
Proceeds from stock option exercise	609,592	61	-	-	1,768	-	1,829
Net loss	-	-	-	-	-	(4,071,560)	(4,071,560)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)

The accompanying notes are an integral part of these consolidated financial statements.

F-18

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,071,560)	$(9,392,988)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	62,569	79,105
Amortization	61,581	87,121
Stock-based compensation	3,190,209	8,320,913
Changes in operating assets and liabilities:
Accounts receivable, net	25,248	(40,361)
Inventory	16,793	(5,626)
Prepaid author royalties	35,181	15,982
Other current assets	(1,307)	7,435
Accounts payable	144,219	115,755
Accrued liabilities due to related party	100,000	100,000
Accrued liabilities	(40,149)	14,786
Net cash used in operating activities	$(477,216)	$(697,878)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(14,488)
Purchase of media assets	(1,647)	(23,469)
Other, net	6,500	(35,000)
Net cash used in investing activities	$4,853	$(72,957)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	450,964	477,141
Regulation A offering costs	(190,044)	(141,332)
Proceeds from short-term loans & advances	477,300	565,729
Repayments on short-term loans and advances	(583,328)	(413,147)
Principal payments on capital leases	-	(11,056)
Proceeds from SBA Paycheck Protection Program	96,600
Proceeds from related party revolving line of credit, borrowings and advances	229,476	334,901
Repayments on related party revolving line of credit, borrowings and advances	(41,197)	(71,163)
Proceeds from restricted stock grant	-	600
Proceeds from stock option exercise	1,829	217
Net cash provided by financing activities	$441,600	$741,890

Decrease in cash and cash equivalents	(30,763)	(28,945)
Cash and cash equivalents, beginning of year	78,096	107,041
Cash and cash equivalents, end of year	$47,333	$78,096

Supplemental disclosures of cash flow information:
Cash paid for interest	$133,680	$90,146
Cash paid for income taxes	$2,259	$1,600

Noncash investing and financing activities:
Amounts due to related party contributed for asset	$400,000	$-
Reclass of related party note payable and accrued interest to contributed capital	$-	$688,123

The accompanying notes are an integral part of these consolidated financial statements.

F-19

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

On April 17, 2019, and with the exception of shares of class A common stock held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 during 2017-2019, the Company executed a Rescission and Relinquishment Agreement with certain stockholders and option holders which rescinded and cancelled 58,174,203 of previously issued and then outstanding shares of the Company’s Class A common Stock, in addition to 7,359,687 then outstanding awards or option grants of the Company’s class A common stock, which had been previously issued under the Company’s stock incentive plan. This rescission and relinquishment resulted in a reduction in the number of outstanding shares of the Company’s Class A common stock and shares of common stock subject to awards or options allowing for more of the Company’s currently authorized shares of common stock to be available to be sold to potential investors.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

During 2019, the Company commenced the filing of its second Regulation A offering (the “Second Offering”) to raise additional capital to fund ongoing operations. The Company could sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company had raised approximately $818,000 under this Second Offering, receiving proceeds, net of offering costs, of approximately $167,200 during 2020 and $336,000 in 2019.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020 while the Company took time to review operations. As of March 31, 2021, the Third Offering is still paused.

On December 24, 2020, the Company entered into a Binding Term Sheet by and between the Company and Thomas Delonge (“Delonge Party”) in order to restructure the Company’s debts and licensing agreements. (See Note 7 Related Party Transactions – Licensing Agreements and Royalties for more information)

The Company’s majority shareholder has indicated their intention to provide additional capital if needed to the Company, although there is no commitment or an assurance that this will be provided in the future.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-20

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. from the date of its Inception and its subsidiary To The Stars, Inc. for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2020 and 2019, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees relating to the Company’s three Regulation A offerings qualified by the Securities and Exchange Commission in September 2017, July 2019 and September 2020. These costs were capitalized as incurred in current assets and were offset against the offering proceeds when received during 2019 and 2020. No amounts were deferred as of December 31, 2020 and 2019.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2020 and 2019, there was no impairment of pre-publication costs.

F-21

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2020 and 2019, the Company had prepaid royalty advances totaling $107,357 and $142,538, respectively, in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2020 and 2019, the Company’s liability related to such was $11,483 and $40,035, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

For the years ended December 31, 2020 and 2019, all of the Company’s revenues consisted of sales of physical merchandise and sales of music, books or other media delivered in electronic formats, with the exception of $75,000 in the 2019 year which consisted of other miscellaneous types of revenues.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $58,248 and $53,814 for the years ended December 31, 2020 and 2019, respectively.

F-22

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represented approximately 10% and 16% of total revenues for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, accounts receivable from this third-party represented 43% and 34% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-23

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party advances, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. As of December 31, 2020 and 2019, the effect of dilutive securities was anti-dilutive and thus is not included. For the years ended December 31, 2020 and 2019, basic and diluted loss per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the certificate of incorporation.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2021 as the Company has elected to use private company adoption standards. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures. However, the adoption is expected to have a significant impact due to the extended terms of the Company’s lease for its retail store and corporate headquarters.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2020 and 2019:

	2020	2019
Furniture and fixtures	$51,282	$51,282
Machinery and equipment	176,576	176,576
Leasehold improvements	372,537	372,537
Total property and equipment	600,395	600,395
Less accumulated depreciation	(468,457)	(405,888)
	$131,938	$194,507

Depreciation expense for the years ended December 31, 2020 and 2019 was $62,569 and $79,105, respectively.

F-24

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Media assets consisted of the following at December 31, 2020 and 2019:

	2020	2019
Music	$322,576	$322,576
Books and other media	385,156	383,509
Website development and content	182,082	182,082
Total media assets	889,814	888,167
Less accumulated amortization	(813,735)	(752,154)
	$76,079	$136,013

Amortization expense for the years ended December 31, 2020 and 2019 was $61,581 and $87,121, respectively.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

During the years ended December 31, 2020 and 2019, the Company obtained several short-term merchant loans, which totaled $477,300 and $565,729, respectively, from several lenders used to fund operations. These loans included origination fees and interest expense totaling $69,532 and $50,537, for the years ended December 31, 2020 and 2019, respectively. Average annual interest on these loans were 26.7% and 22.9% for the years ended December 31, 2020 and 2019, respectively. These loans are, for the most part, secured by expected future sales transactions of the Company. During the years ended December 31, 2020 and 2019, the Company made payments of the origination fees, interest and loan principal totaling $652,859 and $463,685, respectively. At December 31, 2020 and 2019, the amounts owed under these arrangements were $134,158 and $240,186, respectively. These loans contain various financial and non-financial covenants. As of December 31, 2020 and 2019, the Company was in compliance with these covenants.

Long-Term Loans

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. The PPP loan matures on February 15, 2023 and bears interest at a rate of 1.00% per annum, payable in monthly installments commencing on September 15, 2021. The PPP loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight- or twenty-four-week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company has used the proceeds for purposes consistent with the PPP and believes it meets the conditions for forgiveness of the loan and accrued interest and has until July 2021 to request forgiveness.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2020 and 2019, except as previously disclosed, there was no pending or threatened litigation.

Leases

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Encinitas, California. The lease is for 108 months through August 2024 with monthly lease payments ranging from $5,150 to $7,508. The lease commenced September 1, 2015 and the Company received the first three months rent-free. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

F-25

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The following table summarizes the Company’s future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2020:

2021	$82,713
2022	85,801
2023	89,013
2024	60,064
$317,591

Rent expense was $52,298 and $76,171 for each of the years ended December 31, 2020 and 2019, respectively.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2020 and 2019, there were 12,782,679 and 12,084,253 shares of Class A common stock outstanding, respectively. See Note 1 for discussion below regarding the Company’s rescission and relinquishment of shares of Class A common stock by certain of its stockholders and option holders during April 2019.

In May 2017, the Company issued 5,000,000 shares of Class A common stock to Jimsem I, LLC, a consulting firm owned by Jim Semivan, a co-founder of the Company, and 2,500,000 shares of Class A common stock to Harold E. Puthoff, a co-founder of the Company. The Company recognized $200,000 of stock-based compensation expense related to the issuance of these shares. During April 2019, these co-founders entered a Rescission and Relinquishment Agreement with the Company, whereby 6,320,800 of these previously issued and then outstanding shares were rescinded and relinquished to the Company.

During May 2019, The Company entered a subscription agreement with two individuals, a board member and advisor of the Company, committing to issue 300,000 shares each, 600,000 shares in total of Class A common stock in the form of restricted stock. Each individual has received 100,000 shares each on three closing dates in May 2019, November 2019 and May 2020. Stock compensation expense for this restricted stock was $833,333 and $2,166,667 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, total unrecognized stock compensation expense related to this restricted stock was $0 and $833,333 respectively, which was recognized as restricted stock compensation expense.

The Company is authorized to issue 9,000 shares of Class B common stock. The Class B common stock has specific voting rights in which require the majority of the Class B common stockholders’ affirmative vote on items such as amendments to certificate of incorporation, bylaws, authorized shares, change in control, sale of debt or equity, etc. In addition, the Class B common stock can be converted into Class A common stock on a one for one basis. As of December 31, 2020 and 2019, there were 5,400 shares of Class B common stock outstanding.

F-26

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

On March 30, 2020, the Company entered into a selling agency agreement with Digital Offering, LLC (the “Selling Agent”) who will act as the Company’s exclusive Selling Agent to offer Class A Common Stock to prospective investors under the Company’s current Regulation A offering (the “Offering”). This agreement defines the terms and conditions of the arrangement including reimbursement of expenses to the Selling Agent, the Company’s responsibility for all associated Offering expenses, the Selling Agent’s fee of 7.0% of gross proceeds received by the Company in the Offering, and the issuance of immediately exercisable 5-year warrants at $0.50 per share to the Selling Agent to purchase shares of Class A Common Stock equal to 2.0% of the gross proceeds raised by the Company in the Offering.

Common Stock Rescission and Relinquishment

During April 2019, and with the exception of shares of Class A common stock held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 during 2017-2019, the Company executed a Rescission and Relinquishment Agreement with certain stockholders and option holders which rescinded and cancelled 58,174,203 shares of previously issued and then outstanding shares of the Company’s Class A common stock, in addition to 7,359,687 then outstanding awards or option grants of the Company’s Class A common stock, which had been previously issued under the Company’s stock incentive plan. This rescission and relinquishment resulted in a reduction in the number of outstanding shares of the Company’s Class A common stock and shares of common stock subject to awards or options allowing for more of the Company’s currently authorized shares of common stock to be available to be sold to potential investors.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2020 and 2019.

Contributed Capital

During the year ended December 31, 2019, the Company and its majority shareholder entered into a debt forgiveness agreement whereby the majority shareholder forgave a total of $688,123 of indebtedness and accrued interest owed by the Company to the majority shareholder. This $688,123 of debt forgiveness was treated as contributed capital and reclassified from amounts due related party to additional paid-in-capital as of that date. See Note 7 for additional discussion regarding this promissory note and debt forgiveness.

During the year ended December 31, 2020, the Company’s majority shareholder contributed additional paid in capital of $525,000 by transferring assets for liabilities treated as a capital contribution.

Regulation A Offerings

During 2019, the Company commenced the filing of its second Regulation A offering (the “Second Offering”) to raise additional capital to fund ongoing operations. The Company could sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company had raised approximately $818,000 under this Second Offering, receiving proceeds, net of offering costs, of approximately $167,200 during 2020 and $336,000 in 2019.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020 while the Company took time to review operations. As of April 30, 2021, the Third Offering is still paused.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. Awards under the Original Plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Original Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option which may only be granted to employees.

F-27

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

During 2017 the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. During 2018, 270,833 and 1,000,000 of the previously issued stock options were exercised and forfeited, respectively. During January 2019, the Company granted additional stock options to purchase 1,000,000 shares of Class A common stock. Options that did not immediately vest, were subject to vesting periods of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share.

On April 18, 2019, holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) which reduced the number of previously awarded vested and non-vested shares of Common Stock subject to options. As a result, 7,359,687 options were relinquished by these Optionholders. Retained options totaling 1,369,480 were considered fully vested on that date, and the Company will have no future stock compensation expense related to the retained options as all amounts were expensed.

On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance under the Original Plan, consistent with the share reduction transactions on April 18, 2019. Under the ANR, the Original Plan was amended to reduce the maximum number of shares of Common Stock which may be issued to 2,518,514 shares.

Subsequent to the adoption of the ANR Plan, over the remainder of the 2019 year, the Company granted stock options to purchase 1,343,318 shares of Class A common stock of which 72,246 were exercised during 2019. Of these option shares, 615,260 vested immediately upon issuance. The remainder vest over a period of 36 months.

During the year ended December 31, 2020, the Company granted stock options to purchase 156,780 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. Also during the year ended December 31, 2020, unexercised stock options to purchase 210,162 shares of Class A were forfeited as a result of termination of services and expiration.

As of December 31, 2020, there were no shares available for issuance under the ANR Plan. (See Note 9 – Subsequent Events for further information)

During the years ended December 31, 2020 and 2019, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.50
Risk-free interest rate	1.46-2.58%
Expected volatility	75.0%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

F-28

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average
	Number of	Exercise	Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2018	7,729,167	$0.003	8.4
Granted	2,343,318	0.003
Exercised	(72,246)	0.003
Rescinded and Relinquished	(7,359,687)	0.003
Outstanding at December 31, 2019	2,640,552	$0.003	8.6
Granted	156,780	0.003
Exercised	(609,592)	0.003
Forfeited	(210,162)	0.003
Outstanding at December 31, 2020	1,977,578	$0.003	7.1

Exercisable at December 31, 2020	1,879,262	$0.003	7.0

During the years ended December 31, 2020 and 2019, the Company recognized $2,356,876 and $5,627,942, respectively, of stock compensation expense related to stock options. Future stock option compensation expense related to these options to be recognized during the years ending December 31, 2021, and 2022 is expected to be $293,263 and $198,469, respectively, which represents a weighted average remaining vesting period of 19 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

In June 2017, the Company also granted 2,500,000 restricted stock units to a non-employee advisory board member under the Plan, of which 1,250,000 vested immediately upon issuance, and remainder were to vest over 36 months. During April 2019, as the result of the Rescission and Relinquishment Agreement discussed above, a total of 2,107,380 vested and unvested restricted stock units under this grant were rescinded and relinquished. The Company recognized restricted stock compensation expense of $0 and $526,304 during the years ended December 31, 2020 and 2019, respectively for this grant. As of December 31, 2020, and 2019, there were no unvested restricted stock units or unrecognized stock compensation expense related to this grant.

During May 2019, The Company entered a subscription agreement with two individuals, a board member and advisor of the Company, committing to issue 300,000 shares each, 600,000 shares in total of Class A common stock in the form of restricted stock units. Each individual has received 100,000 shares each on three closing dates in May 2019, November 2019 and May 2020. Stock compensation expense for these restricted shares was $833,333 and $2,166,667 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

Line of Credit

During 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, evidenced by a secured promissory note (“2018 Note”) from the Company to Mr. DeLonge, which matured on December 31, 2019, the end of the borrowing term (“Borrowing Term”). The Line of Credit allowed the Company to borrow funds up to a total amount of $495,000 on a revolving basis at 8.58% per annum. The 2018 Note required minimum monthly payments of principal and interest during the Borrowing Term and is secured by certain intellectual property rights of the Company. The Company had been utilizing this Line of Credit during the Borrowing Term as a source of additional operating funds for working capital needs. As of December 31, 2020 and December 31, 2019, the Company had outstanding borrowings owing under the Line of Credit in the amount of $517,435 and $463,837, respectively. Accrued interest owing under the Line of Credit amounted to $52,364 and $27,234 at December 31, 2020 and December 31, 2019, respectively. The Company is no longer able to borrow funds under the Line of Credit after the December 31, 2019 maturity date.

F-29

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The Company has not repaid the 2018 Note and the accrued interest owing at its December 31, 2019 maturity date. In January 2020, Mr. DeLonge agreed to extend the repayment terms of the Note until it is paid in full (“Repayment Period”). Effective January 1, 2020, Mr. DeLonge also agreed to reduce the interest rate on the Note to 2.95% per annum. During the Repayment Period which commenced on June 1, 2020, the Company is required to make minimum monthly payments of $4,000, which will be applied first to any accrued interest owing and then to principal amounts outstanding. As of December 31, 2020 the Company has made $24,000 in the monthly payments to the creditor. Subsequent to year end, Mr. DeLonge elected to convert all amounts due to under the Line of Credit to shares of Class A common stock as such the balance outstanding at December 31, 2020, has been reflected as a long-term liability. See Note 9, for additional information.

Advances and Loan

On March 31, 2019, the Company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 to the Company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As of December 31, 2020 and 2019 amounts due under this loan were, $157,244 and $168,426, respectively. Subsequent to year end, Mr. DeLonge elected to convert all amounts due under the advances to shares of Class A common stock as such the balance outstanding at December 31, 2020, has been reflected as a long-term liability. See Note 9 – Subsequent Events, for additional information.

Promissory Note and Debt Forgiveness

During 2016, the Company and the Shareholder entered into a note agreement (the “Note”) for $300,000 of funds loaned by the Shareholder to the Company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with the Shareholder providing the additional $300,000 of funds to the Company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with the Shareholder was further amended to extend the maturity date to December 31, 2019. The Note, as amended, bears interest at 6% per annum and the Shareholder can require the Note to be repaid prior to the maturity date in amount equal to 10% of the net proceeds from any third-party debt or equity financing.

On March 31, 2019, and with an effective date thereto (the “Effective Date”), the Company and the Shareholder entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby the Shareholder has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. This has resulted in a total amount of $688,123 of monies owed to the Shareholder as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date.

Licensing Agreement and Royalties

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves. Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year. The royalties due the DeLonge Entities under this Agreement for each of the years ended December 31, 2020 and 2019 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues. For the years ended December 31, 2020 and 2019, the $400,000 and $300,000, respectively, in accumulated royalties due the DeLonge Entities had not been paid. See below regarding the sale of asset for which the royalties were used to offset.

F-30

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

On December 24, 2020, the Company entered into a Binding Term Sheet (“Term Sheet”) by and between the Company and Thomas Delonge (“Delonge Party”). As per that Term Sheet, the Company and the Delonge Party agreed to combine the existing Delonge Party debt into a total amount of $1,112,597.54 (“Delonge Debt”). As per the Term Sheet the Company terminated the existing licensing agreement by and among the Company and the Delong Parties, and will retain a third-party appraiser that is acceptable to both the Company and to the Delonge Party, (the “Appraiser”). The Appraiser will appraise the Love Movie LLC assets that the Company currently owns and decide a fair market value for them. The Company and the Delonge Party further agreed to enter into a three-month service agreement (beginning on January 1, 2021); wherein, the Delonge Party agrees to pay for the services of the Company’s employees at a monthly fee of $15,000. The Company further agreed to terminate the AvA Licensing Agreement by and between the Company and the Delonge Party due to the Company’s inability to cure the lack of royalty payments as previously agreed upon. Lastly, the Company and the Delonge Party, agreed to forgive the Delonge Debt in exchange for (i) $125,000 (of which $40,000 has been paid as of the Term Sheet), plus (ii) the Delonge Party’s forgiveness in full of the AvA Debt, for a total purchase price of $525,000 in the form of cash and debt forgiveness, and the Company has agreed to sign documents reasonably necessary to transfer the movie rights to “Love Movie LLC” to the Delonge Party (“Purchase Price”). Mr. DeLonge has also agreed that if the valuation of the Love Movie LLC is materially less than the difference in the amount of the Purchase Price that difference will also be converted at a price per share of $2.25 according to the difference in valuation. The Company has accounted for the $525,000 purchase price as the transfer of an asset for liabilities for which has been recorded within additional paid-in capital.

Collectively, monies due the Shareholder under these related party transactions totaled $727,043 and $963,763 as of December 31, 2020 and 2019, respectively.

As of this filing the Company and Angels & Airwaves have not entered into a new licensing agreement but expect to do so within the near term. The Company has completed the transfer of the Love Movie LLC and paid the Purchase Price as per the Term Sheet. The Company’s business operations have returned to the previous structure as the three-month services agreement has ended.

Other Related Party Transactions

In August 2018, the Company entered into two statements of work with EarthTech International, Inc. (“ETI”) to prepare plans, perform scientific analysis, and advise the Company on materials analysis and beamed energy propulsion launch systems. ETI’s founder and president is Company Director Harold E. Puthoff. These projects total $60,000 of which $0 and $12,500 has been paid during 2020 and 2019, respectively.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2020	2019
Current tax provision:
Federal	$-	$-
State	1,600	1,600
Total	1,600	1,600

Deferred tax provision:
Federal	(186,365)	(223,683)
State	(51,909)	(62,287)
Total	(238,274)	(285,970)
Valuation allowance	238,274	285,970
Total provision for income taxes	$1,600	$1,600

F-31

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2020	2019
Federal tax. Benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	1.4%	0.6%
Meals and entertainment	0.0%	0.0%
Stock based compensation	(15.7)%	(18.6)%
Contributed royalties	0.0%	0.0%
Change in tax rate	0.0%	0.0%
Temporary differences:
Change in valuation allowance	(6.7)%	(3.0)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2020	2019
Current:
Accruals and other	$8,617	$16,192

Noncurrent:
Net operating loss carryforwards	1,361,253	1,115,404
Valuation allowance	(1,369,870)	(1,131,596)
Net deferred tax asset	$-	$-

At December 31, 2020, the Company had net operating loss carry forwards of approximately $5,069,691 that may be offset against future taxable income through 2038. Net operating losses after 2017 for Federal purposes are unlimited. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

NOTE 9 – SUBSEQUENT EVENTS

On January 1, 2021, the Company and Mr. J. Christopher Mizer agreed to reduce his Directors fee to $2,500 per month.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

In March 2021, the Board of Directors identified and approved (upon the persons acceptance) a new board member with extensive entertainment industry expertise including a vast network of contacts, and production experience.

As of March 7, 2021, the 548,040 stock options expired as per the terms of the Stock Option Agreements.

F-32

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

On April 1, 2021, the Company mutually cancelled its lease to its Encinitas Store with the landlord. The Company will look for new rental space in approximately the same location as the previous store when economic conditions permit. In addition the Company moved its warehouse to a more economical and state of the art space with opportunities for growth and expansion.

On April 7, 2021, the Board of Directors resolved to offer Mr. Stan Spry 300,000 shares of Class A Common Stock as well as an additional 150,000 shares of Class A Common stock on a 36-month vesting schedule for his acceptance of a position on our Board of Directors. The Company further resolved to convert approximately $727,000 that was owed to Mr. DeLonge, into shares at a price per share of $2.25 per share. Lastly, the Company resolved to repay the outstanding amount of $174,000 due to Vivaris Capital with a payment of $40,000 in cash and the remaining $134,000 to be converted into shares of our Class A Common Stock at a price per share of $2.25.

On or about April 9, 2021 the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

In 2021 The Company signed a co-production agreement with Cartel Entertainment to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.

See Notes 2 and 7 for discussion of additional subsequent events.

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 30, 2021, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-33